05010568

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corporacion Financiera

*CURRENT ADDRESS del Valle S.A. (Colombia)

CFV Building

Calle 10, Nos. 4-47, Piso 23

**FORMER NAME Cali, Colombia

**NEW ADDRESS

PROCESSED

AUG 22 2005

THOMSON FINANCIAL

FILE NO. 82- 3437 FISCAL YEAR 12/31/04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT : 8/19/05

82-3437

RECEIVED

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
12-31-01

# CORPORACION FINANCIERA DEL VALLE

# ANNUAL REPORT 2001



www.corfivalle.com




Celebrating 40 Years of Service, Innovation and Leadership



## CORPORATE PROFILE

Corporación Financiera del Valle was founded as a financial services organization in 1961 and operates two main business lines in corporate and investment banking. CFV undertakes equity investments as well as stakes in Colombian companies. CFV also provides medium- and long-term loans to the nation's corporate and public sectors. The Company's investments are in a variety of industries, including cement, hotels, agricultural business, chemicals, utilities, telecommunications and technology. Corporación Financiera del Valle was the first company in Colombia to list ADRs in the international markets.

## TABLE OF CONTENTS


| | Page |
|---|---|
| Colombian Economic Overview | 1 |
| Financial Highlights | 1 |
| Letter to Shareholders | 2 |
| CFV at a Glance | 10 |
| Shareholders | 11 |
| Investment Portfolio | 12 |
| Corporate Philanthropy | 14 |
| Financial Report | 16 |
| Executive Officers | 54 |
| Board of Directors | 55 |
| Corporate Directory | Inside Back Cover |

## Colombian Economic Overview

An economic slowdown in Colombia characterized the year, although ground has been regained since the severe recession in 1999. GDP growth for 2001 was 1.5%, which meant that national compliance with the *International Monetary Fund Agreement of Performance* had to be renegotiated. While inflation at 7.7% remained well below the 8% goal, Central Bank policies of lower interest rates and high liquidity were not sufficient to stimulate consumption and investment in Colombia for the year, but should have a greater impact in 2002.

During the slowdown, Colombia's financial sector has undergone a cycle of stagnation in the credit channel. Lower costs for funds have been offset by higher risk models, which determine few organizations to be credit worthy, and the perception that a full recovery will take longer than expected. In other words, negative anticipation has prevented the success of a credit mechanism that can contribute to more robust economic activity.

Fallout from the September 11 attack on the United States jolted the Colombian stock market. Lower prices for petroleum and coffee in world markets affected two of the nation's major export products. At issue, as well, is the fact that increased domestic petroleum exploration is necessary to offset declining oil production. The latter is also affected by internal security in a country where progress in peace negotiations with local guerillas is a significant engine of economic performance.

Advances have been made on correcting structural imbalances in the economy. Most important of these, foreign investment and increased domestic savings, have progressed very slowly.

In December the World Bank approved a US$ 400 million Structural Fiscal Adjustment Loan to support financial reform. This money will help the Colombian government to rationalize fiscal transfers to local governments, to increase efficiency in delivering public health services, to curb pension-related liabilities, to reorganize public expenditures and to improve public debt management. The country has undertaken a comprehensive economic reform program to strengthen the government's fiscal position. From this loan, the first US$ 160 million was issued in December 2001, a second US$ 180 million was scheduled for March 2002 and the remainder will be disbursed at a date to be determined. Placing Colombia's fiscal accounts on a sustainable path will contribute to macroeconomic stability that, in turn, will stimulate economic growth.

[illegible]

(In millions of dollars)

| | [illegible] | [illegible] | [illegible] |
|---|---|---|---|
| Revenues | 94.2 | 98.3 | 152.1 |
| Operating Expenses | (77.0) | (74.1) | (117.6) |
| General Expenses | (15.6) | (15.7) | (17.6) |
| Provision for Credit Losses | (12.8) | (24.2) | (30.5) |
| Net Income | (9.5) | (14.5) | 0.2 |
| Net Loans | 373.9 | 403.3 | 489.1 |
| Investment Portfolio | 383.2 | 231.5 | 241.2 |
| Assets | 903.4 | 855.8 | 970.2 |
| Liabilities | 733.6 | 669.9 | 739.1 |
| Shareholders' Equity | 169.8 | 185.9 | 231.1 |
| To translate Colombian pesos into U.S. dollars: | 2, 306.90 | 2,186.21 | 1,872.12 |

# Letter to Shareholders

" The Colombian economy has not been able to recover historic growth rates and this year the GDP will be below the growth rate of 2000."

*CFV Financial and Macroeconomic Report*
*October-December 2001*



ALEJANDRO ZACCOUR U.
President

Dear Shareholders,

In 2001, Corporación Financiera del Valle (CFV) marked a fortieth anniversary, celebrating four decades of service, innovation and leadership in Colombia's capital markets. The year also brought greater economic activity domestically, a welcome change from the severe recession experienced in 1999 and 2000.

In Colombia, CFV has been a special agent in promoting increased savings rates and channeling these resources to productive sectors through commercial loans or by becoming shareholders in promising new businesses. We have been recognized as one of the chief internal capital market engines, a principal investment institution and an innovator of product development.

The rate of capital market development in Colombia, however, is still rudimentary. While the surge in pension funds from new investment institutions has provided stimulation to the local capital market, the task of financial corporations is fundamentally to develop tools that permit mobility of these resources and to optimize profits from those models. With this mandate, CFV has built a strong reputation in Colombia. Over forty years we have been positioned as a leader in capital market development and in the creation of new businesses.

By channeling savings into the capitalization of strong businesses, CFV has 92% of our portfolio invested in the commercial sector in 2001. Besides direct participation as a shareholder, the Company has spearheaded development of more than forty businesses in the last forty years.

## CFV Results 2001

Financial statements in 2001 were greatly affected by provision rates placed against net gains realized, which rose to Ps. 35,023 million, and elimination of the adjustment for inflation, a significant reduction of more than Ps. 9,000 million. These factors contributed to a loss of Ps. 21,956 million, considerably below deficit figures for 2000. With provisions covering the portfolio -- provisions against potential defaults -- the rate is 223%, extremely superior to the rest of the financial sector. We emphasize that this orthodox financial practice supports CFV's financial solidity, ranking us as the seventh largest institution in Colombia's financial sector and demonstrating a far higher solvency rate than the 9% minimum required by law.

As macroeconomic indicators continue to promote stability, we expect to see further growth in the upcoming year. That a recovery is underway is good news for the financial sector. The domestic financial system accumulated loses of 2.5 billion pesos in 1999 and 1.5 billion in 2000. To a degree, consolidation led to profitability in 2001. Principal threats at present are the ongoing conflicts with guerillas, a lack of increased credit in the industrial sector and the high rate of unemployment. A principal objective for both the government and the financial sector in 2002 must be to improve the Colombian environment for foreign investment which, in turn, will help to stimulate local investment and consumption.

"By year's end, however, we think it likely that the national government's external financing needs will increase, since the shortfall goal of the Aggregate Public Sector has increased from 2.8% to 3.3% of GDP."

*CFV Financial and Macroeconomic Report*
*October-December 2001*

## National Economic Context

Colombia's lower interest rates in 2001 were accompanied by lower inflation. While inflation was at 8.8% in 2000, this figure was lowered to 7.7% for the current year, below the 8% forecast made by the Central Bank (Banco de la República).

To stimulate change, the market experimented with a lower nominal devaluation to raise the exchange rate in 2001 to 2,290 pesos to the dollar, which brought about a nominal depreciation of only 3% for the year. The lower devaluation rate chiefly explains expectations of public sector capitalization by some market agents. Financing the public sector deficit through foreign debt by way of the Petroleum Stabilization Fund (Fondo de Estabilización Petrolera) led to expectations of a greater supply of dollars in the market and precipitated a revaluation during the fourth quarter.

### Financial Sector

After three years in which the financial sector reported losses, profitability finally returned in 2001. Principal risk indicators continued to improve over rates in previous years.

In spite of economic recuperation, the financial system's credit portfolio continued to be flat. Throughout 2001, the total financial system's loan portfolio fell 3% in nominal terms, which represented a drop in real terms of more than 10%. Over the last three years, the credit portfolio has lost more than 30% in real terms. This effect still persists, in spite of incentives for reduced interest rates diligently set by both the government and the financial sector. Today, interest rates have reached an historic low. In real terms, the average 90-day CD rate (DTF) was at 3.59 percentage points above inflation at the end of 2001, far lower than in December 1999, when the DTF reached 6.0 percentage points.

## SERVICE

Since the inception of CFV in 1961, we have aimed to provide the finest array of financial products and services to clients. A key to delivering this commitment is the fine research provided by specialists in CFV's Investment Banking division. Up-to-date, forward focused information gives us an edge in assessing market situations and responding in a manner that benefits clients. As is the case with all successful businesses, gains are made through teamwork and the integrated actions of all CFV divisions and affiliates.

### Corporate Banking

Efforts made by the corporate team increased the loan portfolio by 4%, as compared to 2000, while overall sector growth was only 0.5%. Our gain brought CFV's participation in the sector to 3.4%.

This strength is due to CFV's solid risk indicators, portfolio quality (potential defaults as a small measure of the overall portfolio) that reached 2.8% above the system average of 9.7% and coverage (provisions against potential defaults) at around 223% as compared to the 74.7% system average.

In a celebration of Bancoldex's (Banco de Comercio Exterior de Colombia S.A.) tenth anniversary, CFV was recognized as one of the six major financial intermediaries -- both domestic and foreign -- for invaluable contributions to development of the external commercial channel. First place was conferred on CFV among the group of major corporations cited for outstanding financial management.

We continued to consolidate CFV services with those of our affiliates and to offer new products. As a result, the volume of deposits grew 24.2% by year end 2001, as compared to the 2.7% increase reported by the financial sector overall. CFV figures were also enhanced by the fact that we opened a new office in Manizales in October. Client service was improved with transactional capability via the Internet through CFV's home page at www.corfivalle.com



Increase in Commercial Loans
2001 vs 2000
4.0%
0.5%
CFV
Sector




Increase in Deposits
2001 vs 2000
24.2%
2.7%
CFV
Sector


"Throughout 2001, however, the annual contraction rate of the financial system's loan portfolio -- which reached 8% in nominal terms at the beginning of the year -- has been shrinking. The contraction is primarily explained by a drop in mortgage receivables, while consumption and trade receivables already show positive growth rates."

*CFV Financial and Macroeconomic Report*
*October-December 2001*

### Investment Portfolio

CFV maintained a strategy of rotating investments in the industrial sector, while keeping our focus on the specific areas of infrastructure, services and technology:

• In February 2001, we acquired an additional 9% stake in Proyectos de Infraestructura S.A. (PISA). PISA is the entity that constructs toll roads in Colombia. PISA also negotiated to gain a 50.5% share of a toll road concession at one of the Bogotá exits, with daily traffic of approximately 10,000 vehicles.

• In December, we launched an investment with International Business Communities (IBC), part of the Carvajal Group, to provide technology and Internet services. CFV's investment brought a 37% stake in IBC.

• CFV increased ownership in Lloreda S.A., resulting from a financial restructuring under Law 550, and grew from a 34.4% to a 53.83% stake, which makes us the principal shareholder. Also participating in this transaction were more than ten other financial institutions and various private investors. The process strengthens Lloreda's debt equity, which is important to capitalization creditors and to restructuring conditions that are more favorable to business.

• At mid-year CFV increased ownership of Productos Derivados de la Sal (Prodesal), producer of chlorine and soda, from 34% to 94.6%, due to consolidation within the Prodesal organization.

During 2001, dividends on investments rose beyond these numbers in 2000, due to better results in our investment portfolio and consolidation of CFV's position at PISA and Prodesal.

### Treasury

Excellent performance led to growth of our portfolio of more than 100%, totaling approximately Ps. 320,000 million. As a result of hard work and expertise, CFV's Treasury professionals also accomplished the following:

• CFV was named as one of only eleven market makers for the TES market in Colombia, as well as for derivatives and government bonds.

• Transaction volume increases, due to a larger base of more active clients, were Ps. 20,949 million higher than in 2000. This 38% increase makes CFV the leader in foreign currency and derivative transactions.

To support growth in the Treasury division, the Company invested to acquire new software that enables faster, more efficient transactions.

"Perspectives are a cause of low credit demand
and risk is the cause of the low
credit offer levels."

*CFV Financial and Macroeconomic Report*
*October-December 2001*

### Investment Bank

CFV's Investment Bank continues to provide regular economic reports on Colombia to the national and international financial communities. Besides being of great value to analysts, these publications gain recognition for CFV as being an expert on Colombian markets.

During 2001, the Investment Bank participated in the most important financial restructurings in the nation, with transactions that totaled Ps. 428,000 million. Funds were distributed in more than thirty projects in the areas of capital market, mergers and acquisitions, corporate finance and situations in which we acted as advisory. Among these achievements were:

• Financial structuring and award of the concession to rehabilitate, operate and maintain the Zipaquirá-Bucaramanga highway in Palenque were completed. This is the first domestic concession to be pursued through a third generation and the only one initiated at this level in the last three years. CFV helped the government to structure all business aspects of the Zipaquirá-Bucaramanga project.

• CFV placed bonds for Promigas E.S.P. with a first tranch of Ps. 100,000 million at the lowest interest rate for a ten-year term bond in the history of Colombia's capital market.

• We structured and placed bonds for the insurance entity ALFA Compañía de Seguros (ALFA) in the amount of Ps. 100,000 million. This was the insurance sector's first bond placement in the last four years. ALFA was the first insurer to go to the capital market for debt.

• CFV structured and placed PISA's first bond issue, totaling Ps. 20,000 million.

• Investment Bank professionals structured and placed a sophisticated syndicated loan for Cartones América S.A. (CAME) among four banks. The loan was denominated in both pesos (Ps. 25,175 million) and U.S. dollars (US$ 3.4 million), over a five-year term with a grace period of eighteen months. The loan was designed to optimize CAME's financial structure.

• We structured and placed bonds amounting to Ps. 38,000 million for the TIBITOC water treatment plant. The success of this placement assures the cost of completing the plant's rehabilitation process.

• For ISAGEN, one of Colombia's most important electricity generators, CFV completed a strategic financial analysis of the company and a comprehensive five-year plan to address cash-flow needs. Our investment bankers also presented a proposal to act as advisory to ISAGEN in future public share offerings.

Besides valuable information provided in economic reports, the Investment Bank oversees financial market analysis materials available on CFV's Web site. The information is a permanent reference for clients and complements integrated financial material made available by CFV. With publications on economic research, professionals with CFV's Investment Banking have become leaders in shaping opinion through the medium of specialized communications. Monographs have been published, along with articles in *La República*, and individuals have served as resources for reporters at Bloomberg and Reuters. Company experts also designed a "CFV Index of Public Debt" that is published regularly in *Portafolio* , a member of the *El Tiempo* media conglomerate.

As an important representative of CFV's outreach efforts, the Investment Bank has been active in the Andean region, establishing links and contacts that will lead to additional international assignments in 2002. CFV has served in 2001 as advisory to Colombian companies with interests in Bolivia and Perú.

## Administration

CFV always looks for ways to improve efficiency and the Company's adept response to the marketplace. Toward this end, we hired London Consulting to help develop a plan to realize increased synergies with CFV affiliates. Among our goals are to unify back office services, along with functions in the technology, operations, financial control, purchasing, legal and human resources areas. We began this process in mid-

1999. When London Consulting came on board in 2000, we were given very high marks for progress to date. London Consulting has provided CFV with a scorecard to measure the performance of each area and to assist with implementing further methodology in 2002.

The Company continues to monitor operational costs, and we have reduced these by 4.81% in real terms since December 2000. The index of administrative efficiency fell from 1.64% in December 2000 to 1.57% at the end of 2001.

To complement standards about intellectual property rights, CFV maintains licensing agreements for all software used. We have established internal policies and procedures, as well, to protect the continuation of existing installations.

As an ongoing business in Colombia, we ascribe to all legal and policy decisions that govern our business in the financial sector, maintaining all due diligence disclosures and applicable procedures under law.

## Affiliates

**Leasing del Valle S.A. C.F.C.** is the CFV affiliate that demonstrated the most positive pattern of business development during 2001, netting Ps. 2,200 million, a gain over the Ps. 728 million figure posted for December 2000. Results were due to a 40% increase in leasing activity, and the rise in portfolio quality reduced arrears payments from 4.03% to 2.47%. Equity rose to Ps. 26,172 million and the solvency indicator at 26% was well above the 9% required by law.

**Fiduciaria del Valle** reported a profit for 2001 in the amount of Ps. 2,835 million, a 100% increase over the previous year. Gains were due to income from mutual funds and from the administration's asset management and fiduciary trusts. Commissions and honoraria produced Ps. 5,416 million in income, an 18% gain over 2000. Consolidation of operational expenditures led to an additional 31% gain in profit margins. Most outstanding were increased deposits in the company's Value Plus Fund (Fondo Común Ordinario Valor Plus), which reached more than Ps. 200,000 million, at the end of 2001. Activity and the volume of assets under management increased the value of Fiduciaria del Valle to Ps. 1.6 billion, ranking the company among Colombia's top fiduciary institutions.

**Cofivalle Finance (Bahamas) Limited** ended the year with profits of US$ 156,177, representing an increase in portfolio output and in placing loans for commercial ventures in the export sector. Among the most important achievements was establishing a physical presence with Banco Central de las Bahamas. This was accomplished by contracting services through the Winterbotham Trust Company Ltd. as the local representative that maintains constant online information. The relationship enables fulfillment of financial regulations, control of money laundering and greater client recognition.

## INNOVATION

CFV is anchored by a business philosophy that pursues new strategies and methodologies, applies tests and evaluations, and implements the best from our findings. Early on in the Company's history, we determined that the interests of clients were best served by closer ties to the international financial community. Consequently, we were the first Colombian company to offer GDRs and ADRs in markets in Europe and the United States.

In the last decade, we focused on infrastructure projects as the backbone of the CFV Investment Portfolio. Electricity, water treatment and highway projects have not only been areas of profitability, but also opportunities to create jobs and improve conditions for all Colombians. We are widely recognized for our experience and expertise in this sector.

Internet technology has changed the way in which the world does business, making communications faster and more far reaching than could have been imagined twenty years ago. From the outset we studied new potential benefits to CFV's clients. What we have implemented on the Company's Web site is more than a repository of information and updated financial news. Users can access accounts, make a variety of financial transactions and use the simulator function to calculate further possibilities.

To offer clients excellent service and to facilitate efficient and secure transactions, CFV and our affiliates have implemented an information system that places the Company in the vanguard of technology. Throughout the year we have worked at unifying both hardware and software platforms at each of our financial businesses, so that customers can access all products through a single site.

In 2001 we installed a transactional Web page where clients and affiliates can consult online to determine operational movements, to modify basic data, to extract information from a variety of products and to initiate or change investments, all in a secure environment. Interactive capabilities also allow an individual to generate stock certificates, apply for loans or financial orders, track account statements and review third-party information. Via the CFV system, one can receive information about investment maturity and operational balances through e-mail reports.

We have instigated application of software (Renta Fija and Divisas) to administer the money table portfolio in both pesos and foreign currency. A program for human resources was purchased and installed to function on the same NT platform as the Oracle database.

CFV's Web site has developed one of the leading sources of economic information on Colombia, ranked as number two by the e-zine Primerapagina .com for economic data on the nation's financial sector.

> Although the fiscal situation has deteriorated through lower tax income, the national government must in 2002 offer more opportunities for the private sector to access a larger part of financial sector funds.
>
> *CFV Financial and Macroeconomic Report*
> *October-December 2001*

## LEADERSHIP

At the institutional level we have been at the forefront of pursuing excellence and transparency in the marketplace, while adapting to change and nurturing growth. CFV has also produced a generation of individual leaders who have served in both government and private sector enterprises.

In commemoration of our fortieth anniversary, we have strengthened our ability to lead in the area of corporate social responsibility. Cofivalle Foundation has a new mandate to assist the less fortunate and to support improved educational opportunities in Colombia.

For the coming year, we believe that Colombia's financial authorities must concentrate efforts to improve economic growth, to reduce unemployment rates and to strengthen national productivity.

Low interest rates are a key to economic recovery, investment and stable macroeconomic indicators. Under these provisions, fiscal adjustments must be monitored and legal reforms approved to help the country regain financial stability, so that public debt is not a barrier to economic development.

**Goals for 2002**

• CFV will continue to offer a complete portfolio of products and services to clients in conjunction with our affiliates. We place particular emphasis on extending the loan portfolio and private banking activity, while offering easy and highly personalized client assistance.

• CFV will implement further recommendations from London Consulting, to maintain cost effective procedures and to make the most efficient use of resources to achieve more profitable margins. Administrative efforts will continue to integrate back office services through the implementation of technology.

• The Treasury will maintain and extend our position as a market maker in Colombia and continue to be a leader in derivatives.

• The Investment Portfolio will look for new opportunities by adding national capital and foreign investors, while consolidating CFV's participation in the infrastructure, services and technology sectors.

• The Investment Bank will expand efforts to serve clients throughout Latin America and to help companies reach capital markets in Colombia.

I extend thanks to all CFV shareholders, employees and constituents for continued support. Particular appreciation is expressed to Mauricio Mejía Pardo for his past dedication to the Company's best interests, along with sincere wishes for success in his new position as chief executive officer of Prodesal.

Respectfully submitted,

**Alejandro Zaccour,**
**President**

"Besides the introduction of new bonds into the market, good conditions for the placement of public indebtedness bonds allowed the national government to carry out an important portion of the internal financing plan throughout the quarter."

*CFV Quarterly Report of Macroeconomic and Financial Perspectives*
*October-November 2001*

# SERVICE

## CFV at a Glance

(Figures as of December 31, 2001)

| BUSINESS DIVISIONS | PRODUCTS AND SERVICES | FINANCIALS |
|---|---|---|
| Corporate Banking | Provides loans to corporate and Government clients; finances trade; issues CDs and Bonds. | US$ 373.9 million Loan Portfolio Net |
| Treasury and Financial Trading | Broker/dealer in fixed income instruments; trades in FX and derivatives market. | US$ 12.689.8 million Transactions |
| Investment Banking | Raises equity and debt capital in local and international markets; provides advisory, particularly for privatization of infrastructure; works on M&A transactions; conducts research. | US$ 185.5 million Volume of Transactions |
| Equity Portfolio | Manages diversified portfolio of listed and unlisted securities, seeking both capital appreciation and dividend revenue. Gains earned through rotation of the portfolio are reinvested. | US$ 293.5 million Mark to Market |
| **SUBSIDIARIES** | | |
| Leasing del Valle S.A. | Leases equipment to companies and provides consumer loans. | US$ 50.8 million Assets |
| Fiduciaria del Valle S.A. | Asset manager and fiduciary trust for three funds and acts as fiduciary for infrastructure projects in Colombia. | US$ 839 million Asset Mgt. |
| Corfivalle Finance (Bahamas) Ltd. | Provides offshore financing and crossborder leasing. | US$ 29.03 million Assets |
| C. I. Valle Trade S.A. | Executes export-import transactions and provides structured financing. | US$ 35.1 Revenue |

## CFV Shareholder Ownership

(Figures as of December 31, 2001)

| SHAREHOLDER | PERCENTAGE | SHARES |
|---|---|---|
| Aval Group<br>Banco de Bogotá<br>Banco Popular<br>Banco de Occidente<br>Corporación Financiera de los Andes | 25.70% | 14,575,967 |
| Private Group | 12.08% | 6,848,184 |
| Coffee Growers Group | 10.76% | 6,101,652 |
| Caicedo Group | 7.97% | 4,521,141 |
| Providencia Group | 7.24% | 4,107,174 |
| International Finance Corporation of The World Bank | 5.25% | 2,976,235 |
| Industrial Bank of Japan | 3.47% | 1,970,888 |
| Cementos del Valle S.A. | 3.22% | 1,828,601 |
| Industrial Development Institute (IFI) | 3.19% | 1,811,539 |
| Andean Development Corporation | 3.12% | 1,767,564 |
| Others | 18.00% | 10,216,408 |

One hundred and fifty shareholders who, for the most part, represent financial institutions and institutional investors.

Of CFV's 66,024,347 shares, 85.92% are Common and 14.08% are Preferred.

## Investment Portfolio

| | |
|---|---|
| **Infrastructure** | Central Hidroeléctrica de Betania S.A. E.S.P. (Betania) |
| | EMGESA |
| | Promigas S.A. |
| | TIBITOC Water Treatment Plant |
| | Cementos Diamante S.A. |
| | Proyectos de Infraestructura S.A. (PISA Toll Road) |
| **Hotels** | Hotel Intercontinental Cali |
| | Hoteles Estelar de Colombia S.A. |
| **Chemicals** | Productos Derivados de la Sal S.A. (Podesal) |
| | Coloidales S.A. |
| **Agribusiness** | Compañía Agropecuaria e Industrial Pajonales S.A. (CAIPA) |
| **Soaps & Edible Oil** | Lloreda, S.A. |
| **Technology** | Futbolred.com |
| | Caliescali.com |

## [illegible]


YEARS

[illegible] and reinforcement of internal demand [illegible] upcoming quarters to attain [illegible] growth figure approaching the historical level of [illegible]% per year. This is the required minimum to reduce unemployment and [illegible] foreign [illegible]

[illegible] 200[illegible]

## Cofivalle Foundation

CFV has provided leadership in the area of corporate social responsibility, assisting with quality of life and health issues in Colombia since 1961. For three decades our emphasis was providing financial assistance for institutions to support Colombian culture, to provide economic stimulation, to create jobs and to protect the environment. In 1991, we formalized CFV's social efforts by establishing the Cofivalle Foundation.

Our overall aim in philanthropy is to invest in the people of Colombia. To celebrate the Company's fortieth anniversary we are realigning our emphasis to stress education.

CFV's focus on education is very pragmatic. Today, the international arena has become a global village where competitive skills are essential. A strong and productive future for our country depends on the quality of the workforce that is growing up at present. Young women and men must be able to meet world standards in education in order to interact successfully with peers from other countries.

The Foundation supports education on two fronts. The first aim is basics. Twenty out of every 100 children in Colombia don't get the "Three Rs": Reading, wRiting and aRithmatic. Since 1999 approximately 150,000 school children have been displaced due to guerilla tactics in rural areas. These youngsters must catch up with their own age group and need some special assistance in achieving this goal. We sponsor programs for these students, many of whom are twelve years of age, but remain in second grade. CFV collaborates with Corpoeducación at three schools in Buenaventura, one in Cali and one in Jamundí to facilitate basic education.

Because of our understanding of the importance of technology in contemporary life, Cofivalle Foundation plans to participate in a computer distribution system. When we retire computer hardware from our businesses, machines can be refurbished and delivered to schools on a waiting list. We will also join the national effort to upgrade technology in the schools.

At the post-secondary level, we will partner with domestic colleges and universities who are recognized worldwide for quality instruction in financial and economic studies, areas that are linked to the Company's business interests. We are assessing programs in law, economics and engineering for students with outstanding capabilities at selected schools as potential recipients of funds from CFV.

CFV is known for the excellence of our people, and we are taking a leadership role in preparing the next generation to join our ranks and to match or to exceed the skills of global colleagues.

## LEADERSHIP

**Pajonales Organization**
Small Businesses for Women

**C.I. Cali**
Textile Manufacturing Company

**VallenPaz**
Economic Stimulus Program in Hill Villages of the Cauca Valley

**Oscar Scarpetta Orejuela De Protección Infantil**
Institute to Protect Orphaned and Abandoned Children

**Club Noel**
Infant Hospital

**Instituto Para Niños Ciegos y Sordos de Cali**
Institute for Blind and Deaf Children

**Cottolengo**
Senior Citizens Home

**Corporación Caminos**
Substance Abuse Treatment Center

**Fundar del Valle**
Drug&alcohol Treatment Programs

**Convento de San Joaquín**
Community Welfare&Development

**Fundación Coro de la Paz**
Support for Youth&Senior Citizens

**Fundación Solidaridad por Colombia**
Community Development

"Education is intrinsic to everything we do to support and extend economic growth, to improve opportunities for local workers and to enhance the quality of life in Colombia."

*Alejandro Zaccour, President*
*CFV*

# FINANCIAL REPORT


0.75

# Statutory Auditors' Report

**To the Stockholders of**
**CORPORACION FINANCIERA DEL VALLE S.A.:**

I have audited the balance sheet of CORPORACION FINANCIERA DEL VALLE S.A. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. Those financial statements were prepared under the responsibility of the Company's Management, for which it must follow accounting instructions given by the Office of the Superintendent of Banking in Colombia. My responsibility is to express an opinion on these financial statements based on my audit thereof. The financial statements of CORPORACION FINANCIERA DEL VALLE S.A. as of December 31, 2000 were audited by another Statutory Auditor, whose report thereon dated February 1, 2001 contained no qualifications.

I conducted my audits in accordance with generally accepted auditing standards in Colombia, which include the use of procedures advised by account auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I consider that the audits conducted provide a reasonable base to express my opinion on the financial statements referred to above and to carry out my functions.

The appraisals of property and equipment, and trust rights, the provisions for foreclosed assets, and the provisions for guaranteed loan portfolio, have been posted based upon technical valuations carried out by independent expert appraisers. My opinion expressed herein, with respect to asset appraisals and provisions is based upon the valuations of those expert appraisers.

As explained in Note 3, to the financial statements, pursuant to instructions given by the Office of the Superintendent of Banking in Colombia, starting on January 1, 2001 the recognition of inflation adjustments was eliminated for accounting purposes. Likewise, as explained in Note 3, through the issuance of External Circular letter 46 of October 16, 2001, the Office of the Superintendent of Banking changed the accounting policy related to the provisions for foreclosed assets. These changes affect the comparability of the financial statements as a whole.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CORPORACION FINANCIERA DEL VALLE S.A. as of December 31, 2001, and the results of its operations, the changes in its stockholders' equity, and its cash flows for the year then ended, in conformity with accounting instructions and practices dictated by the Office of the Superintendent of Banking, which except as mentioned in the previous paragraph, were applied on a consistent basis.

Further, based upon my functions as statutory auditor and the scope of my audit mentioned above, in my opinion: a) Company books are kept according to legal norms and the accounting technique; b) the operations recorded in the accounting books of the Company and Management acts are adjusted to the by-laws and Stockholders' Meeting's and Board of Directors' decisions; c) the correspondence, account vouchers, and Company's minute books and Company's partners' registry book are duly kept and preserved, d) the portfolio assessment and rating, yield accrual, provision recording, guarantees and disclosure in the notes to the financial statements, internal control and availability of the financial information, have been made according to the criteria and procedures established in Circular letter 100 of 1995 issued by the Office of the Superintendent of Banking in Colombia; e) the accounting information of the management's report matches that of the financial statements; f) the information contained in the declarations of self-liquidation of contributions to the Integral Social Security System, in particular, that relative to the affiliates, and that corresponding to their base revenues, has been taken from the accounting records and supports, and the Company is not delinquent with respect to contributions to the System; and g) the Company has followed adequate internal control, and preservation and custody measures of its goods and of those of third parties under its possession. My recommendations on internal controls have been communicated in separate reports addressed to Management.

OSCAR DARIO MORALES R.
Statutory Auditor
Professional Card No. 3822-T

ARTHUR ANDERSEN

Cali, Colombia,
February 4, 2002

# *Corporación Financiera del Valle S.A.*
# *Balance Sheets*

*(Amounts stated in thousands of Colombian pesos)*

| | NOTES | As of December 31, 2001 | 2000 |
|---|---|---|---|
| **Assets** | | | |
| Cash and Equivalents | 4 | 32,304,201 | 28,112,388 |
| *Interbank Funds Sold* | | | |
| and Resale Agreements | 5 | 21,223,104 | 62,438,043 |
| Investments | | | |
| Variable Yield | 6 | 627,095,536 | 350,570,596 |
| Fixed Yield | 7 | 320,149,766 | 168,169,089 |
| | | 947,245,302 | 518,739,685 |
| Less - Provision for | | | |
| Investment Protection | 8 | 63,355,823 | 12,712,617 |
| | | 883,889,479 | 506,027,068 |
| Loan Portfolio | | | |
| Current | | 894,252,682 | 928,356,373 |
| Past Due up to 12 months | | 18,224,198 | 8,956,443 |
| Past Due in excess of 12 months | | 7,583,396 | 10,243,277 |
| | 9 | 920,060,276 | 947,556,093 |
| Less - Provision for | | | |
| Loan Portfolio | 10 | 57,523,905 | 65,926,170 |
| | | 862,536,371 | 881,629,923 |
| Accounts Receivable, net | 11 | 32,460,268 | 143,570,373 |
| Term and Forward Contracts | 12 | 3,530,806 | (2,149,127) |
| Realizable Goods and Foreclosed Assets, Net | 13 | 47,122,194 | 47,840,832 |
| Property and Equipment, net | 14 | 8,540,422 | 11,545,628 |
| Other Assets, Net | 15 | 77,679,335 | 84,451,074 |
| Asset Appraisal, Net | 16 | 114,692,207 | 107,478,993 |
| Total Assets | | 2,083,978,387 | 1,870,945,195 |
| Contingent and Memorandum Accounts | 26 | 7,642,079,087 | 7,276,997,344 |

The accompanying notes are an integral part of these Financial Statements

# *Corporación Financiera del Valle S.A.*
# *Balance Sheets*

*(Amounts stated in thousands of Colombian pesos)*

| | NOTES | As of December 31 2001 | 2000 |
|---|---|---|---|
| **Liabilities and Stockholders' Equity** | | | |
| Deposits and Call Moneys | 17 | 715,933,102 | 538,030,051 |
| Interbank Funds Purchased and Repurchase Agreements | 18 | 125,392,255 | 17,285,128 |
| Outstanding Bankers' Acceptances | | 877,356 | 1,275,093 |
| Bank loans and Other Financial Obligations | 19 | 774,421,482 | 760,128,206 |
| Accounts Payable | 20 | 32,210,694 | 93,232,620 |
| Outstanding Investment Securities | 21 | 9,994,000 | 40,442,400 |
| Other Liabilities | 23 | 33,511,538 | 14,170,634 |
| Total Liabilities | | 1,692,340,427 | 1,464,564,132 |
| **Stockholders' Equity** | | | |
| Subscribed and Paid-in Capital | 24 | 660,243 | 660,243 |
| Retained Earnings (Accumulated Deficit) | | | |
| Appropriated | 25 | 217,205,059 | 248,952,935 |
| Non-Appropriated (Deficit) | | | (31,747,876) |
| Non-Appropriated (Deficit) | | (21,956,317) | |
| Surplus from: | | | |
| Equity Reappraisal | | 81,036,768 | 81,036,768 |
| Assets Appraisals, net | | 114,692,207 | 107,478,993 |
| Total Stockholders' Equity | | 391,637,960 | 406,381,063 |
| Total Liabilities and Stoakholders' Equity | | 2,083,978,387 | 1,870,945,195 |
| Contingent and Memorandum Accounts | 26 | 7,642,079,087 | 7,276,997,344 |

The accompanying notes are an integral part of these Financial Statements.

# Corporación Financiera del Valle S.A.
# Changes in Shareholders' Equity

*(Amounts expressed in millions of Colombian pesos)*

*For the years ended December 2001 y 2000*

| | Authorized | Capital to be Subscribed | Subscribed and paid-in | Reserves: Legal Reserve | Reserves: Other Reserves | Additional Paid-in Capital | Prior Year's Income | Net Income | Appraisal Surplus | Equity Reappraisal | Total Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **BALANCE AS OF DECEMBER 31, 1999** | 800,000 | 141,046 | 658,954 | 41,809,447 | 87,449,094 | 187,294,736 | (69,578,376) | 360,966 | 120,821,043 | 63,921,909 | 432,737,773 |
| Capitalization of Equity Reappraisal authorized by the General Stockholders' Meeting | | (1,289) | 1,289 | | | 1,617,068 | | | | (2,618,357) | (1,000,000) |
| Appropriation of General Stockholders' Meeting | | | | | | (69,217,410) | 69,578,376 | (360,966) | | | |
| Net loss | | | | | | | | (31,747,876) | | | (31,747,876) |
| Reappraisal surplus | | | | | | | | | (13,342,050) | 19,733,216 | 6,391,166 |
| **BALANCE AS OF DECEMBER 31, 2000** | 800,000 | 139,757 | 660,243 | 41,809,447 | 87,449,094 | 119,694,394 | | (31,747,876) | 107,478,993 | 81,036,768 | 406,381,063 |
| Authorization of the General Stockholders' Meeting to Write off Losses | | | | | | (31,747,876) | | 31,747,876 | | | |
| Net loss | | | | | | | | (21,956,317) | | | (21,956,317) |
| Reappraisal surplus | | | | | | | | | 7,213,214 | | 7,213,214 |
| **BALANCE AS OF DECEMBER 31, 2001** | 800,000 | 139,757 | 660,243 | 41,809,447 | 87,449,094 | 87,946,518 | | (21,956,317) | 114,692,207 | 81,036,768 | 391,637,960 |

The accompanying notes are an integral part of these Financial Statements.

# *Corporación Financiera del Valle S.A.*
# *Statements of Income*

*(Amounts stated in thousands of Colombian pesos)*

| | NOTES | For the year ended as of December 31, 2001 | 2000 |
|---|---|---|---|
| **Revenues** | | | |
| Interest | | | |
| Loan Portfolio | | 117,809,937 | 127,787,497 |
| Interbank Funds Sold and Resale Agreements, and Other | | 6,078,190 | 16,836,790 |
| Valuation of Investments, Net | | 41,829,966 | 27,535,202 |
| Valuation of derivatives, Net | | 12,151,369 | (1,037,491) |
| Dividends | | 26,124,984 | 9,588,902 |
| Exchange difference, Net | | 3,512,754 | 9,717,556 |
| Commissions | | 9,896,663 | 11,738,243 |
| | | 217,403,863 | 202,166,699 |
| **Expenses** | | | |
| Interest: | | | |
| Fixed-term deposit certificates | | 81,992,265 | 73,280,795 |
| Bank credits and other financial obligations | | 79,875,606 | 76,630,753 |
| Outstanding bonds | | 3,300,949 | 6,126,404 |
| Interbank funds purchased and repurchase agreements | | | |
| Savings deposits and other | | 6,861,651 | 1,868,459 |
| Commissions | | 5,623,236 | 2,525,037 |
| | | 177,653,707 | 160,431,448 |
| Net Revenues | | 39,750,156 | 41,735,251 |
| Provision for loan portfolio, Net | | (15.407) | 26,589,988 |
| Provision for accounts receivable, Net | | 2,650,043 | 6,826,041 |
| Provision for investments, Net | | 52,129,048 | 10,140,847 |
| Provision for foreclosed assets and trust rights, Net | | (25,211,091) | 9,355,269 |
| | | 29,552,593 | 52,912,145 |
| Net income (loss) after provisions for loan portfolio accounts receivable and investments | | 10,197,563 | (11,176,894) |
| Profit on sale of invesstments | | 12,101,025 | 12,828,097 |
| Other revenues | 27 | 1,891,757 | 1,602,698 |
| Personnel expenses | | 16,566,256 | 16,493,020 |
| Administrate and other expenses | 28 | 24,039,076 | 22,312,186 |
| Monetary correction, revenues (expense) | 29 | | 8,921,349 |
| Loss before income tax provision | | (16,414,987) | (26,629,956) |
| Income tax provision | 22 | 5,541,330 | 5,117,920 |
| Net loss | | (21,956,317) | (31,747,876) |
| Net loss per share (in Colombian pesos) | | (332,55) | (481,49) |

The accompanying notes are an integral part of these Financial Statements.

# *Corporación Financiera del Valle S.A.*
# *Statements of Cash Flow*

*(Amounts stated in thousands of Colombian pesos)*

| | For the years ended as of December 31, | |
|---|---|---|
| | 2001 | 2000 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss of the period | (21,956,317) | (31,747,876) |
| Adjustment to reconcile the net (loss) of the year with the net cash provided from operating activities | | |
| Recovery of provision for loan portfolio, net | (15,407) | 26,589,988 |
| Provision of accounts receivable, net | 2,650,043 | 6,826,041 |
| Provision of investments, net | 52,129,048 | 10,140,847 |
| Provision for Fixed Assets | | 18,685 |
| Recovery of Provision of other assets and foreclosed assets, net | (25,211,091) | 14,474,581 |
| Depreciation | 1,038,118 | 1,266,538 |
| Monetary correction of non-monetary assets and equity | | (8,921,349) |
| **Net income depurated** | 8,634,394 | 18,647,455 |
| Decrease (Increase) in accounts receivable | 108,460,061 | (81,513,572) |
| Decrease (Increase) in other assets | 35,315,426 | (8,820,117) |
| (Decrease) Increase in accounts payable | (61,021,926) | 57,638,151 |
| Increase in other liabilities | 19,340,905 | 4,991,953 |
| **Net cash provided from (used in) operating activities** | **110,728,860** | **(9,056,130)** |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Decrease in loan portfolio | 19,108,959 | 7,480,979 |
| Decrease of interbank funds sold and resale agreements | 41,214,939 | 57,982,563 |
| Purchase of property and equipment and foreclosed assets | (2,162,488) | (2,880,295) |
| Purchase of investments | (7,493,436,831) | (6,404,275,338) |
| Sale of investments | 7,057,765,441 | 6,343,076,058 |
| Sale of property and equipment and foreclosed assets | 1,515,616 | 4,378,168 |
| **Net cash (Used in) provided from investing activities** | **(375,994,364)** | **5,762,135** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Increase in deposits and call moneys | 177,903,051 | 18,046,719 |
| Decrease (Increase) in interbank funds purchased and repurchase agreements | 108,107,127 | (48,473,709) |
| Increase in bank loans and financial acceptances | 13,895,539 | 44,292,140 |
| (Decrease) Increase in outstanding investment securities | (30,448,400) | 4,422,600 |
| Decrease in subscribe and paid-in capital and additional paid-in capital | | (1,000,000) |
| **Net cash provided from financing activities** | 269,457,317 | 17,287,750 |
| **Increase in cash and equivalents** | 4,191,813 | 13,993,755 |
| **Cash and equivalents at beginning of period** | 28,112,388 | 14,118,633 |
| **Cash and equivalents at year end** | 32,304,201 | 28,112,388 |

The accompanying notes are an integral part of these Financial Statements.

# *Corporación Financiera del Valle S.A.*
# *Notes to the Financial Statements*

***As of December 31, 2001 and 2000***
***(Amounts are stated in thousands of Colombian pesos, except for exchange rates, dividends and per share values.)***
***(This document is a translation of the report originally issued in Spanish.)***

## 1. REPORTING ENTITY

Corporación Financiera del Valle S.A. (CFV, the Company or Corporation) is a private financial institution, organized as a joint stock corporation, established according to Colombian laws on November 27, 1961, through Public Deed No 5710. The term of the Corporation expires on June 30, 2010, and can be extended through an ordinary resolution of the General Stockholders' Meeting. Modification through Public Deed No 3143 dated September 26, 2001, adopted specific measures for improved company management.

The corporate purpose of CFV is exclusively within the framework of operations authorized by law for financial entities and consists mainly of mobilization of resources and assignment of capital to: a) promote creation, organization, reorganization, merger, transformation and expansion of any type of manufacturing, agricultural, livestock, mining and hotel company, among others; b) subscribe and hold shares or partnerships in those companies where allowed by law; c) foster, sponsor and promote participation of local and foreign private capital without surpassing the maximum limits established by law; d) issue bonds guaranteed by general collateral and by specific collateral; e) acquire and negotiate all types of transferable securities issued by companies from diverse economic sectors; f) receive local or foreign currency funds under deposit and, in general, undertake operations authorized by law for such companies.

The main corporate domicile of the Company is the city of Cali. CFV operates through four agencies and nine offices in different cities of Colombia, with a staff of 386. In addition, CFV has the following affiliates and financial subsidiaries: Leasing del Valle S.A.; Compañia de Financiamiento Comercial; Cofivalle Finance (Bahamas) Ltd., an offshore financial enterprise; Fiduciaria del Valle S.A. and thirteen affiliates in the private sector.

## 2. PRINCIPAL ACCOUNTING POLICIES AND PRACTICES

CFV's financial statements have been prepared according to instructions and accounting practices established by the Colombian Office of the Superintendent of Banking (the Superintendency), and in those parts not provided for therein, according to generally accepted accounting principles established in Decree 2649 of 1993. Certain accounting principles, applied by the company that conform to generally accepted accounting principles in Colombia, may not conform to generally accepted accounting principles in other countries. The Corporation's main accounting policies and practices are summarized below:

### a) Accounting System

The accounting system used by the Corporation is the accrual basis. According to this system, both revenues and expenses are recorded when accrued, regardless of whether they have been actually collected or paid in cash. Revenues, costs and expenses are recorded on an accrual basis, except for provisions of Circular Letter 070 of 2000, issued by the Superintendency, related to income from interests that do not accrue on commercial portfolio older than three months,when credits are rated in the deficient risk category C or a higher-risk category. Interests do not accrue on a consumption portfolio older than three months or rated in the doubtful-collection D or other higher-risk category. When collected, this interest is credited to revenues. Interests and commissions received in advance are recorded as deferred income.

### b) Translation of Foreign Currency Transactions and Balances

Foreign currency transactions and balances are translated into Colombian pesos at applicable market exchange rates certified by the Superintendency. The market representative exchange rate certified by the Superintendency for the United States dollar in terms of Colombian pesos was Ps. 2,306.90 and Ps. 2,186.21 per US$1, as of December 31, 2001 and 2000, respectively. At the closing of each transaction, foreign currency balances are adjusted at the market representative exchange rate and the difference is reflected on the respective asset, liability and income statement account of the year.

### c) Cash and Equivalents

CFV's high-liquidity resources -- such as cash, Central Bank deposits, deposits in banks -- are recorded in local and foreign currency and in other local and foreign financial institutions.

Balances uncovered in bank current accounts become liabilities in favor of the respective banking institution and are reflected in the "bank current account-uncovered balance" liability account.

Value of checks written by the Company, not yet collected six months after writing, is reclassified into the "written and uncollected checks" liability account.

According to instructions given by the Superintendency, to cover for eventual losses generated by items pending clarification in bank reconciliations, all financial entities must make a provision for items that should have been in reconciliation for more than thirty days.

**d) Interbank Funds Sold and Resale Agreements – Interbank Funds Purchased and Repurchase Agreements**

The above items include: (a) placements that the Corporation makes in other banking institutions using excess liquidity during a maximum thirty-day term and (b) placements received by CFV from other financial institutions under the same circumstances. Yields from interbank funds sold or purchased are credited or charged to operations as they accrue.Placements made under the guarantee resale agreement as "investment resale agreements or traded receivables" are recorded in assets, when CFV is the creditor, and in liabilities, under the caption "investment repurchase agreements or traded receivables," when the Corporation is the debtor. The difference between value initially given or received and value finally received or given is recorded as revenue or expense, as applicable, taking into account accrual norms.

**e) Investments**

CFV assesses, classifies and records investments as provided in Chapter I of External Circular Letter 100 of 1995 issued by the Superintendency. These provisions establish the following classifications of all investments: negotiable, non-negotiable, up-to-maturity and permanent, according to the characteristics of each security.

**f) Loan portfolio, Provisions for Loan portfolio and Accounts Receivable**

Loans are recorded based on nominal value and, together with other balance sheet items that refer to credit operations, are classified according to bank regulations as commercial, consumption and housing (mortgage). All loans not classified as housing (mortgage), with the initial amount not exceeding 300 minimum legal monthly wages, are classified as consumption loans. The rediscounted loans, denominated in foreign currency and those not classified as housing, are classified as commercial loans and, regardless of the amount, should have a mortgage guarantee. Provisions recorded are charged to operations in case there are doubts about recoverability of the loans and interests, according to methodology established by the Superintendency and whenever the procedure is specifically required.

Superintendency regulations require the Corporation to make a complete evaluation of commercial loans at least every year during the months of May and November, as well as a monthly update on new loans, restructured loans and others. Provisions resulting from those evaluations must be recorded at the June and December closings, for May and November evaluations, respectively.

According to regulations, loans must be rated per risk levels: A-Normal, B-Acceptable, C-Deficient, D-Difficult Collection and E-Uncollectible. Ratings are established by considering such factors as payment capacity of the debtor, based on year-old financial statements, debt service history and information from risk data centers. Housing loans and consumption loans are rated on a monthly basis according to the same risk levels as indicated above, taking into account the past due time of the balances. Provisions are recorded in the month when evaluations are completed.

Once the portfolio of receivables is rated, the following provisions for credit protection are constituted:

- One percent (1%) of loans not covered with admissible guarantee, the interests and other costs thereof rated as B (Acceptable).
- Twenty percent (20%) of consumption loans not covered with admissible guarantee, the interests and other costs thereof rated as C (Deficient), along with commercial and housing (mortgage) loans rated as C (Deficient) that are not covered with admissible guarantee. One hundred percent (100%) of the interest and other components of commercial and housing (mortgage) loans rated as C (Deficient).
- Fifty percent (50%) of commercial, consumption and housing (mortgage) loans not covered with admissible guarantee, rated as D and one hundred percent (100%) of the interest and other costs of the same consumption loans rated as D (Difficult Collection).
- One hundred percent (100%) of loans not covered by admissible guarantee rated as E (Uncollectible). Whenever there is an admissible guarantee other than a mortgage, after commercial and consumption loans are twelve months past due, and after loans with a mortgage guarantee are more than eighteen months past due, guarantees are taken at fifty percent (50%) of value. Whenever there are mortgage guarantees, and after the loans are 24, 30 and 36 months past due, guarantees are taken at 30%, 15% and 0% of value, respectively.
- Loans from clients admitted to proceedings of a deed of arrangement are immediately rated as E (Uncollectible) and are subject to provisions for this category. Once a payment agreement is constructed, loans may be reclassified as D (Difficult Collection). Within the subsequent year provisions can be reduced to fifty percent (50%).

Upon compliance with Superintendency requirements, reclassifications to lower-risk categories can be made.

CFV must constitute a general provision equivalent to one percent (1%) of total gross receivables. This provision is constituted monthlyduring thirty-six months from August 1999 for commercial and consumption receivables and from July 2000, for housing receivables.

Additional provisions generated by application of the risk coefficient, ordered through the Superintendency's External Circular Letter 039 of 1999, must be maintained unless the coverage index for commercial, consumption and housing receivables is greater than or equal to 85%, 85% and 40%, respectively.

In 2000, the Superintendency issued External Circular Letter 070, which modified norms to evaluate and rate portfolio receivables according to the dragging process, included when any credit of a certain debtor is rated in category B. Additionally, this norm modified methodology to calculate the additional provision and granted a term extension and modification of percentages for determination of value and coverage of admissible guarantees.

Loans to clients with financial difficulties that were restructured by the Corporation can keep or improve ratings, depending, inter alia, on: a) satisfactory results from a financial study that demonstrates the capacity to make payments on a timely basis, b) constitution of guarantees, and c) completion of equity strengthening actions by the debtor. A restructured loan may only be re-rated into a lower-risk category whenever grace periods lower than or equal to six months are agreed to for interest payments. In such cases, when the debtor is rated in category A (Normal), provisions can only be reversed after the first two payments have been made on time. Once a rating is assigned to the restructured debtor, he may only improve his rating again after having paid two installments in a timely manner.

**g) Goods Received in Payment of Obligations (Foreclosed Assets)**

The value of goods received by CFV in payment of unpaid balances is recorded against the debt. Goods received in payment (foreclosed assets) as immovable assets are received based on a technically determined commercial appraisal. Movable goods, shares and participation are assessed on market value.

The initial record determines value in the judicial agreement or award. If the foreclosed asset is not salable, the cost increases by expenses incurred toward that purpose. If a balance exists in favor of the debtor -- a higher value of goods received than the obligation's amount -- the difference is recorded as an account payable. If the value of foreclosed assets does not cover the entire obligation, a provision equivalent to the difference is constituted.

After External Circular Letter 046 of October 16, 2001, became effective, individual provisions have to be constituted on all goods received in lieu of payment. Provisions are equivalent to the maximum loss expected in a subsequent sale of the foreclosed asset. Starting on June 30, 2002, provisions equivalent to forty percent (40%) of the commercial value must be maintained for immovable goods not classified as housing, and thirty percent (30%) when referring to housing. The calculation is as follows:

**For goods not classified as housing**

$$\frac{\text{40\% of Commercial Value - Provision Observed}}{\text{Number of months remaining until June 30, 2002.}}$$

**For goods designated as housing**

$$\frac{\text{30\% of Commercial Value - Provision Observed}}{\text{Number of months remaining until June 30, 2002.}}$$

Immovable goods classified as housing and those not designated as housing must be updated according to the provisions of Chapter III of the Basic Accounting and Financial Circular Letter. If the updated value is greater than the book value, the difference is recorded as appraisal (valuation) surplus.

When updated value is lower than book value, the difference will first affect the valuation surplus of the foreclosed asset until exhaustion. Subsequently, the income statement is affected on a "market risk provision" basis.

Before External Circular Letters 032 and 046 of 2001 became effective, provisions were regulated by External Circular letter 070 of October 2000, as follows:

1) If an immovable asset and the commercial value at the moment of foreclosure was greater than or equal to the unpaid balance of the non-provisioned debt, eighty percent (80%) of the value had to be provisioned within eighteen months, starting in the seventh month after an acceptance in lieu of payment was formalized. Such provision had to be made in eighteen equal monthly installments.

   If the commercial value of an immovable asset was not enough to cover the unpaid balance of the non-provisioned debt, the difference had to be immediately carried to the entity's income statement, and eighty percent (80%) of the value had to be provisioned within the following eighteen months, starting in the seventh month after the acceptance in lieu of payment was formalized. Such provision will be made in eighteen equal monthly installments.

2) For an immovable asset designated as housing, when the commercial value at the moment of presentation in lieu of payment was greater than or equal to the unpaid balance of the non-provisioned debt, seventy percent (70%) of value had to be provisioned within the thirty months, starting in the seventh month after a payment agreement was formalized. Such provision had to be made in thirty equal monthly installments.

   When the commercial value of the foreclosed asset classified as housing was not enough to cover the unpaid balance of the non-provisioned debt, the difference had to be carried immediately to the entity's income statement. Seventy percent (70%) of the immovable asset value was provisioned within the following thirty months, starting in the seventh month after the acceptance in lieu of payment was formalized. Such provision had to be made in thirty equal monthly installments.

3) When a movable foreclosed asset had a commercial value that was greater than or equal to the unpaid balance of the non-provisioned debt, one hundred percent (100%) of that value had to be provisioned within twenty-four months, starting on the date of the asset's acceptance in lieu of payment, in equal monthly installments.

When the commercial value of the movable asset was not enough to cover the unpaid balance of the non-provisioned debt, the difference had to be immediately carried to the entity's income statement. All (100%) of the movable asset value was provisioned within the following twenty-four (24) months, starting on the date of acceptance in lieu of payment in equal monthly installments. Authorization by the Superintendency to transfer foreclosed assets did not extend the term to constitute provisions or to reverse those already provided.

4) Provisions for foreclosed assets before July 1, 1999, were made as follows:

During the first two years from the date of presentation in lieu of payment, foreclosed assets could be kept in the balance sheet according to value as posted on June 30, 1999, without constituting provisions. Once this term expired, these assets were provisioned over the following two years in monthly installments until eighty percent (80%) of value was reached, in the case of immovable goods, or one hundred percent (100%) in the case of movable goods.

Goods for which the Superintendency granted permission to sell were provisioned within the term specified at twenty-five percent (25%) of value. Within the following year, such foreclosed asset were provisioned up to eighty percent (80%) of value, in the case of immovables, or one hundred percent (100%) for movable goods.

Goods provisioned at seventy-five percent (75%) of value as of June 30, 2000, must have a provision equivalent to eighty percent (80%) of value, for immovable assets, or one hundred percent (100%) for movable goods.

**h) Banker's Acceptances**

Banker's acceptances are securities issued by financial institutions to be paid to beneficiaries within a term not to exceed 360 days. Such securities may only be generated for goods, export or import transactions or purchase/sale of movable assets inside the country. At the moment the acceptance is issued, the Corporation records value simultaneously in Assets and Liabilities. Values recorded as Assets are assessed for credit risk according to the general procedures of Loan Portfolio Assessment.

**i) Fixed Term and Forward Agreements**

**Valuation and Recording of Derivatives**

The Board of Directors is responsible for the establishment and approval of policies, objectives and procedures for management of risks that are inherent to operations with derivatives and issues the criteria for implementation.

According to Chapter XVIII of External Circular Letter 100 of 1995, the Corporation provides the valuation and recording of derivatives.

**j) Property, Equipment and Depreciation**

Properties and equipment are recorded at cost and from January 1, 1992, to December 31, 2000, were adjusted for inflation on a monthly basis. Sale and retirement of such assets are discharged at the respective net adjusted book value. Differences between the sales price and net adjusted book value is carried in operations. Depreciation of property and equipment is calculated on the adjusted cost of inflation, using the straight-line depreciation method based on useful lives at the following annual rates: five percent (5%) for buildings (horizontal property offices); ten percent (10%) for furniture, fixtures, and office equipment; and twenty percent (20%) for vehicles and computer equipment.

Disbursements for improvements to increase efficiency or extend the useful life of assets, as well as incorporations realized, are capitalized and adjusted for inflation. Disbursements made to maintain and repair for preservation are recorded as expenses in the period when produced.

**k) Other Assets, Net**

The caption mainly represents monetary items like interest accrued on financing and advances, interest in legal tender (local currency), insurance and prepaid leases that are amortized as accrued. This also includes such items as implements and stationery, which are amortized according to actual consumption.

Included as well are rights generated from the celebration of mercantile trust agreements that give trustor or beneficiary the possibility of exercising such rights in accordance to the charter or law. Trust rights were adjusted for inflation until December 31, 2000, according to the asset transferred. Depending on asset type, goods are subject to rules for evaluation and constitution of provisions, as well as legal limits.

**l) Asset Appraisal (Appraisal Decrease), Net**

Appraisals (appraisal decreases) of certain assets, which increase or decrease stockholders' equity are determined by: a) excess from commercial appraisals established by independent appraisers over the net book adjusted value of properties; b) for non-negotiable, variable-yield investments, this is the difference between current market value and the last value recorded. When the latter value is lower than market value, the difference is recorded in appraisal surplus; when the contrary occurs, the reduction first affects the surplus of that investment until exhaustion and from that moment on affects the income statement on a provision basis; and c) from October 1, 1998, on, and for permanent investments, if the market value is greater than the cost for which the investment is recorded, the difference is recorded as appraisal surplus. Otherwise, the difference will first affect the appraisal surplus of the respective investment until exhaustion and, thereafter, the difference is recorded as an appraisal decrease of the respective investment within the entity's equity. Market value of low-marketability, non-negotiable or permanent investments is determined on intrinsic value calculated by using financial statements up to twelve months old. Market value of high-marketability, permanent investments is based on the average price listing in stock exchanges during the last ten days, taking into account certain parameters established by the Superintendency.

**m) Deferred Income**

Deferred income mainly corresponds to interest and commissions received in advance from clients for Loan Portfolio operations. This interest is amortized to operations based on accrual.

**n) Labor Liabilities (Obligations)**

Labor liabilities (obligations) are recorded on a monthly basis and are adjusted at the end of each year based on legal provisions and labor agreements in force.

**o) Retirement Pensions**

The Social Security Institute (ISS) and other entities authorized by law, since 1994, receive contributions from CFV and employees, to assume the majority of retirement pension liability of those employees. Pension liability directly assumed by the Corporation and corresponding to old personnel is recorded based on actuarial estimates. CFV acquired pension liability for Compañia Agropecuaria e Industrial Pajonales S.A. on January 1, 1992. The actuarial study used to establish reserve value corresponding to the year 2001 did not take into consideration changes introduced by Decree 2783 of December 20, 2001. The latter was due to the Superintency's decision with respect to prior approval, before the aforementioned decree became effective. The actuary will take these changes into account for the year 2002.

**p) Income Tax**

Income tax expense is based on taxable income or presumptive (minimum taxable) income, whichever is greater. Corresponding tax rates are applied on the latter amount. CFV currently pays taxes determined by presumptive income calculated over net taxable equity.

**q) Premium in Placement of Shares (Additional Paid-in Capital)**

Premium in the placement of shares (additional paid-in capital) is credited to the legal reserve, as part of retained earnings.

**r) Contingent and Memorandum Accounts**

The following items are recorded as contingent accounts: amounts of loans granted but not disbursed; endorsements and guarantees granted; call (purchase) options and put (sale) options of Colombian pesos, foreign currency and other contingent liabilities; papers and securities received and sent for collection; goods and securities received as collateral; goods and securities received and given under custody; written-off assets; past due uncollected interest on Loan Portfolio and Consumption Receivables; as well as those corresponding to credits rated in different categories, written-off assets and other securities. Memorandum accounts also include differences between fiscal values of assets, liabilities and equity, and inflation adjustments of book balances and the fiscal value of assets and equity.

**s) Statements of Cash Flows**

As provided by Article 120 of Decree 2649, CFV prepares statements of cash flows using the indirect method, which reconciles the year's net profit (or loss) and net cash from operating activities.

**t) Net Income (Loss) per Share**

Net income (loss) per share is calculated by dividing the net income (loss) of the year by the weighted annual average of subscribed and paid-in outstanding shares.

**u) Statement of Changes in Financial Position**

Issuance of External Circular Letter 067 of December 28, 2001, by the Superintendency eliminated requirements for financial institutions to include a statement of changes in financial position within basic financial statements.

**v) Consolidation**

According to legal provisions, the accompanying financial statements do not consolidate assets, liabilities, equity and results of subordinated companies in which the Company has equity participation in excess of fifty percent (50%) of the subscribed and paid-in capital. These general-purpose financial statements are presented to the General Stockholders' Meeting and are used as a basis to distribute dividends and other appropriations. Yet CFV is required by law to present additional consolidated financial statements to the General Stockholders' Meeting for approval.

## 3. CHANGES IN ACCOUNTING POLICIES

**Inflation Adjustments**

For accounting purposes, through External Circular Letter 014 of April 17, 2001, the Superintendency eliminated integral inflation adjustments from January 1, 2001, for financial sector entities. These adjustments are only applicable for fiscal purposes.

Following provisions of Decree 2649 of 1993, CFV recorded effects of inflation on non-monetary items of the Balance Sheet until December 31, 2000. Adjustments were made based on the tax year's (PAAG) adjustment percentage published by the National Administrative Department of Statistics (DANE). For 2000, this percentage was eight point seventy-seven percent (8.77%). The balancing entry of adjustments made was recorded in the "Monetary Correction" account, which summarized effects on operations.

Methodology used to make the integral inflation adjustments is summarized below:

- Non-monetary assets and liabilities, except inventories and appraisal (valuation), were adjusted starting in the month following acquisition or accrual.

- The balancing entry of inflation adjustment of assets in a non-productive stage was recorded in the "deferred monetary correction -- credit" account, which was amortized against the "monetary correction" account in the same proportion in which such assets were amortized.

- While assets in a non-productive stage existed, an inflation adjustment of the equity proportional part is carried to the "deferred monetary correction – charge" balance sheet account.

- Equity was updated using the same procedure of non-monetary assets, except for valuation (appraisals) and net income of the period, which were not adjusted for inflation.

If inflation adjustments had been applied during the year 2001, a net monetary income correction of Ps. 10,817,112, would have occurred as follows:

| | |
|---|---|
| Adjustment of non-monetary assets | |
| Investments, net | 13,524,342 |
| Goods received in payment of obligations, net (foreclosed assets) | 3,217,259 |
| Property and equipment, net | 1,612,163 |
| Other assets, net | 8,693,542 |
| Stockholders' equity adjustment | (16,230,194) |
| Net monetary correction income that would have been recorded | 10,817,112 |

**Goods Received in Lieu of Payment (Foreclosed Assets)**

As indicated in Note 2, through External Circular letters 032 and 046 of July and October 2001, respectively, the Superintendency modified norms for the constitution of provisions on goods received in lieu of payment (foreclosed assets), to include the participation of Trust (Fiduciary) Rights that should have been received in payment for portfolio of receivables. For CFV this represented a provision recovery of Ps. 5,532,333.

## 4. CASH AND EQUIVALENTS

CFV's available resources are high-liquidity resources. The only resources subject to restriction are deposits made in the Central Bank. According to Resolution 028 of 1998, and 19 and 22 of 1999, issued by the Board of Directors of the Central Bank, all financial entities must constitute deposits in the Central Bank on a cash reserve (frozen deposits) basis as protection for each deposit or requirement, as per percentages established in those resolutions.

| | 2001 | 2000 |
|---|---|---|
| Legal Tender | | |
| Checks | | 284,886 |
| Deposits in the Central Bank | 12,748,876 | 9,612,094 |
| Deposits in other Local Banks | 12,549,055 | 11,904,818 |
| Deposits in Savings and Loans Corporations | 585,674 | 3,345,622 |
| | 25,883,605 | 25,147,420 |
| Foreign Currency | | |
| Cash | 19,316 | 21,465 |
| Central Bank | 81,619 | 12,133 |
| Remittances in Transit | | 254,591 |
| Foreign Correspondents | 6,319,661 | 2,676,779 |
| | 6,420,596 | 2,964,968 |
| | 32,304,201 | 28,112,388 |

There are no additional restrictions to the use of the cash and equivalents.

Bank reconciliations as of December 31, 2001, include items aging in excess of thirty days pending write-off, whose changed status will have no significant impact on CFV's operation results.

## 5. INTERBANK FUNDS SOLD AND RESALE AGREEMENTS

| | 2001 | 2000 |
|---|---|---|
| Receivables Resale Agreements | 17,071,060 | 51,944,235 |
| Interbank Funds Sold | 4,152,044 | 10,493,808 |
| | 21,223,104 | 62,438,043 |

These funds are used to take advantage of excess liquidity and are agreed to a term not to exceed thirty days. Rates used in these operations ranged between eighteen point forty-four percent (18.44%) and eight point forty-four percent (8.44%) during the year 2001, and between ninety point twelve percent (19.12%) and six percent (6.00%) during 2000.

In case of non-compliance, the Corporation is backed up with ownership transfer of the securities traded. During the exercises corresponding to years 2001 and 2000 there were no breaches.

## 6. VARIABLE-YIELD INVESTMENTS

| NON-NEGOTIABLE COMPANY | Number of Shares | Rating at 2001 | Percentage possessed at 2001 | 2001 Adjusted Cost (1) | 2001 Market Value | 2001 Appraisal | 2001 Provisions | 2000 Adjusted Cost (1) | 2000 Market Value | 2000 Appraisal | 2000 Provisions |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Acerías Paz del Río | 25,669,117 | E-100% | 0.25% | 22,492 | | | 22,492 | 22,492 | | | 22,492 |
| Agrotimbio S.A. | 547,005 | A | 27.11% | 1,317,971 | 1,381,521 | 63,550 | | 1,317,971 | 887,111 | | 430,860 |
| Apex S.A. | 7,821,000 | A | 94.95% | 18,404,191 | 21,794,233 | 3,390,042 | | 18,404,191 | 20,406,162 | 2,001,971 | |
| Banco Davivienda | 19,772 | A | 0.06% | 391,423 | 296,900 | | 94,522 | 391,423 | 273,049 | | 118,374 |
| Banco Popular | 14,100 | A | 0.00% | 1,298 | 649 | | 650 | | | | |
| Betania Gen Inc. | | | | | | | | 3,591,943 | 4,961,874 | | |
| Bladex S.A. | 2,138 | A | | 49,068 | 179,382 | 130,315 | | 46,501 | 94,032 | 47,531 | |
| C.F.V. Energy Corporate | 8,561 | A | 25.55% | 19,749,371 | 22,678,203 | (99,475) | | 18,716,144 | 25,238,346 | 3,577,446 | |
| C.I. Valle Trade S.A. | 739,020 | A | 94.81% | 8,393,618 | 13,498,688 | 5,105,070 | | 8,393,618 | 11,980,556 | 3,586,938 | |
| C.I. Yumbo S.A. | 11,001 | A | 0.00% | 11,311 | 12,015 | 704 | | 11,311 | 5,784 | | 5,527 |
| Caliescali.com S.A. (2) | 292,000 | D -50% | 0.00% | 292,000 | 292,000 | | 145,999 | | | | |
| Caribú Internacional S.A. (3) | 782,278,588 | C -80% | 0.00% | 782,279 | | | 208,885 | | | | |
| Casa de Bolsa S.A. | 186,996 | B | 20.00% | 761,205 | 1,049,863 | 288,657 | | 761,205 | 1,021,019 | 259,813 | |
| CFV Bahamas | 6,019,000 | A | 100.00% | 13,885,231 | 12,364,104 | | 1,521,126 | 13,158,798 | 12,882,463 | | 276,335 |
| Cía. de Inversiones del Valle S.A. | 134,078,685 | A | 92.93% | 18,683,054 | 21,830,691 | 3,147,638 | | 18,683,054 | 18,917,162 | 234,108 | |
| Cía. Agrop. e Ind. Pajonales S.A. | 816,609 | A | 94.51% | 20,995,939 | 47,014,344 | 26,018,406 | | 19,368,194 | 41,889,779 | 22,521,585 | |
| Colmotores S.A. | 38,496 | A | 0.11% | 78,936 | 246,254 | 167,318 | | 78,936 | 212,693 | 133,757 | |
| Comercializadora Fabricato y Tejicondor S.A. | 34,504 | A | 0.47% | 50,446 | 171,760 | 121,313 | | 50,446 | 393,350 | 342,904 | |
| Compañía Aguas de Colombia S.A. | 500,000 | D -50% | 20.00% | 1,036,747 | 890,015 | | 591,740 | 1,036,747 | 858,905 | | 349,623 |
| Concesionaria Tibitoc S.A. E.S.P | 8,084,160 | A | 33.33% | 8,982,189 | 12,151,543 | 3,169,354 | | 8,982,189 | 9,886,281 | 904,092 | |
| Concesiones C.C.F.C. - S.A. | | | | | | | | 4,353,150 | 4,168,723 | | 184,427 |
| Constructora Linares S.A. | | | | | | | | 3,603,552 | 3,065,981 | | 2,070,561 |
| Corporación Andina de Fomento | 10 | A | 0.00% | 190,319 | 242,225 | 51,905 | | 180,362 | 230,645 | 50,283 | |
| Deceval S.A. | 7,462 | A | 3.33% | 547,554 | 661,723 | 114,169 | | 467,242 | 531,879 | 64,637 | |
| Desarrollos Empresariales Caucano S.A. | 1,517,761 | A | 7.31% | 2,094,081 | 1,563,097 | | 530,984 | 2,099,599 | 1,964,076 | | 135,523 |
| Desmotadora del Norte de Tolima S.A. | 232,014 | A | 92.81% | 1,587,794 | 6,370,905 | 4,783,111 | | 1,587,794 | 4,842,076 | 3,254,282 | |
| Fca. de Hilados y Tejidos del Hato Fabricato S.A. | | | | | | | | 27,304 | 27,304 | | 27,304 |
| Fiduciaria del Valle S.A. | 8,504,213 | A | 94.49% | 10,925,802 | 16,572,330 | 5,646,528 | | 10,925,802 | 14,739,842 | 3,814,040 | |
| Futbolred.com S.A. (2) | 90,000 | A | 30.00% | 331,593 | 331,593 | | | 191,593 | 190,000 | | |
| Hoteles Estelar de Colombia S.A. | 24,100,708 | B | 84.26% | 40,297,617 | 65,733,717 | 25,436,100 | | 40,297,617 | 68,544,101 | 28,246,484 | |
| IBC Solutions (2) | 679,185 | A | 11.96% | 1,566,812 | 1,566,812 | | | | | | |
| Inducarbon S.A. | 2,528 | E-100% | 0.09% | 1,121 | 871 | | 1,121 | 1,121 | 965 | | 1,121 |
| Ingenio La Cabaña S.A. | 320,671 | A | 2.78% | 6,323,852 | 6,966,658 | 642,805 | | 6,323,852 | 5,716,676 | | 607,177 |
| Inmunizadoras Unidas S.A. | 1,964,600 | D -50% | 49.99% | 87,146 | 1,122,003 | 473,855 | | 87,146 | 1,692,444 | 759,076 | |
| Inversiones Holguín Hurtado & Cía S.A. | 199,846 | A | 2.03% | 1,036,517 | 1,131,854 | 95,337 | | | | | |
| Inversiones Mayagüez S.A. | 279,846 | A | 2.85% | 2,391,579 | 2,091,124 | | 300,455 | | | | |
| Leasing del Valle S.A. | 56,646,393 | A | 94.50% | 10,769,265 | 25,005,984 | 14,236,719 | | 3,314,349 | 24,047,491 | 20,733,142 | |
| Mayagüez S.A. | 279,846 | A | 0.58% | 683,893 | 575,834 | | 108,060 | | | | |
| Mavalle Ltda | | | | | | | | 857,759 | 857,759 | | |
| Molino Pajonales S.A. | 27,841 | A | 92.80% | 1,571,656 | 5,668,578 | 4,096,923 | | 1,571,656 | 4,929,546 | 3,357,890 | |
| N. Hurtado & Cía S.A. | 2,364,953 | A | 6.62% | 3,414,259 | 4,196,869 | 782,610 | | | | | |
| Pesa S.A. | 10,328,275 | A | 96.62% | 12,795,608 | 16,977,721 | | | 8,982,779 | 6,824,013 | | |
| Pesa S.A. (Boceas) (4) | 10,389,576 | A | | 103,895,760 | 103,895,760 | | | | | | |
| Pizano S.A. | 102,571 | C -80% | 0.84% | 649,951 | 438,877 | | 298,850 | 649,951 | 639,361 | | 138,463 |
| Prodesal S.A. (5) | 31,495,745 | A | 64.50% | 39,019,145 | 39,019,145 | | | 30,504,600 | 32,687,392 | 2,182,792 | |
| Prodesal del Cauca S.A. | 5,000,000 | A | 17.13% | 808,677 | 1,552,050 | 743,373 | | 808,677 | 1,487,550 | 678,873 | |
| Productora de Cauchos S.A. | | | | | | | | 482,822 | 218,074 | | 373,785 |
| Proyectos de Infraestructura S.A. | 5,942,290 | A | 29.03% | 17,018,310 | 26,098,241 | 9,079,930 | | 11,564,883 | 15,951,791 | 4,386,908 | |
| Proyectos Energéticos del Cauca S.A. | 17,955 | A | 10.70% | 3,209,888 | 2,966,787 | | 243,099 | 3,209,888 | 2,977,126 | | 232,761 |
| Siderúrgica del Pacífico S.A. | 1,388,293 | B | 2.54% | 572,425 | 604,157 | 31,732 | | 572,425 | 703,545 | 131,120 | |
| Sociedad Hotelera Cien Internacional S.A. | 133,393 | A | 0.39% | 59,744 | 60,939 | 1,195 | | 59,744 | 59,744 | | |
| Sociedad Portuaria de Buenaventura S.A. | 992,284 | A | 3.31% | 2,943,476 | 2,723,869 | | 219,607 | 2,885,788 | 2,385,394 | | 500,393 |
| Tejidos el Cóndor S.A. | 339,339 | B | 0.15% | 23,142 | 148,213 | 125,071 | | 23,142 | 112,199 | 89,057 | |
| Valle Bursátiles S.A. | 120,000 | A | 1.33% | 2,867 | 5,404 | 2,537 | | 2,867 | 3,858 | 991 | |
| TOTAL NON-NEGOTIABLE | | | | 378,708,622 | 490,145,505 | 107,846,792 | 4,287,590 | 248,652,627 | 349,508,121 | 101,359,720 | 5,474,726 |
| NEGOTIABLE | | | | | | | | | | | |
| Banco de Bogotá | 1,190 | A | 0.00% | 4,646 | 4,646 | | | 2,093 | 2,093 | | |
| Banco de Occidente | 342,786 | A | 0.27% | 1,016,247 | 1,016,247 | | | 1,106,329 | 1,106,329 | | |
| Banco Popular | | A | | | | | | 1,298 | 1,298 | | |
| Cadenalco S.A. | | A | | | | | | 355,590 | 355,590 | | |
| Cementos Paz del Río S.A. | 96,279 | A | 0.08% | 150,961 | 150,961 | | | 90,737 | 90,737 | | |
| Fiduoccidente - Occirenta | | A | | 136,644 | 136,644 | | | 123,776 | 123,776 | | |
| Industrias Lehner S.A. | | E | | 102,777 | 102,777 | | 30,361 | 100,000 | 100,000 | | 30,361 |
| Pizano S.A. | | D | | 575,060 | 575,060 | | 287,530 | 575,060 | 575,060 | | 287,530 |
| Promigas S.A. | 16,107,029 | A | 14.02% | 103,042,463 | 103,042,463 | | | 91,910,292 | 91,910,292 | | |
| | | | | 105,028,798 | 105,028,798 | | 317,891 | 94,265,175 | 94,265,175 | | 317,891 |
| PERMANENT | | | | | | | | | | | |
| Cartón de Colombia S.A. | | | | | | | | 978,304 | 977,738 | (567) | |
| Cementos del Caribe S.A. | 505,216 | A | 0.41% | 2,767,821 | 2,583,462 | (184,358) | | 2,767,821 | 1,951,599 | (816,222) | |
| Cementos del Valle S.A. | 1,049,311 | A | 0.91% | 3,938,875 | 3,295,687 | (643,188) | | 3,906,669 | 3,220,658 | (686,011) | |
| Colombina S.A. | 32,683,321 | A | 7.59% | 10,951,213 | 10,249,163 | (702,050) | | | | | |
| Lloreda S.A. | 392,512,757 | C | 53.83% | 125,700,206 | 96,346,181 | | 51,830,341 | | | | |
| TOTAL PERMANENT | | | | 143,358,115 | 112,474,493 | (1,529,596) | 51,830,341 | 7,652,794 | 6,149,995 | (1,502,800) | |
| TOTAL VARIABLE-YIELD INVESTMENTS | | | | 627,095,535 | 707,648,796 | 106,317,196 | 56,435,822 | 350,570,596 | 449,923,291 | 99,856,920 | 5,792,617 |

(1) Book value includes inflation adjustments until 31/12/00 in Non-Negotiable Investment. Negotiable and Permanent Investment are valued with the average price of the last ten (10) days in which there are stock exchange transactions.
(2) Are considered recently created companies. Due to that reason, market value and acquisition cost are equal.
(3) The Company entered into the regime of Law 550 in September 2001. The provision value constituted in portfolio was transferred when the item in lieu of payment was received.
(4) It is integrally valued with Central Hidroeléctrica de Betania
(5) Prodesal's market value is determined by the adjusted cost of the prior investment, plus the acquisition cost of the new investment.

## 7. FIXED-YIELD INVESTMENTS

| | Interest Rate (%) | 2001 | Interest Rate (%) | 2000 |
|---|---|---|---|---|
| IN LEGAL TENDER (LOCAL CURRENCY) | | | | |
| Treasury Securities (Títulos de Tesorería TES) | 9.12-15.86 | 82,637,955 | 8.51-19.84 | 32,376,824 |
| Títulos de Desarrollo Agropecuario Class A | 7.46-13.21 | 6,380,349 | 13.40-13.87 | 4,360,302 |
| Títulos de Desarrollo Agropecuario Class B | 9.27-13.59 | 11,836,264 | 10.53-13.85 | 7,710,620 |
| Fixed-Term Certificates of Deposit | 10.91-15.21 | 3,120,552 | 13.23-22.58 | 7,989,550 |
| Mortgage Securities | | | 16.90-19.73 | 480,026 |
| Other Securities | 1.52-14.16 | 12,470,138 | | 3,826,800 |
| Company Bonds | 11.61-20.18 | 60,317,207 | 15.98-22.28 | 41,560,428 |
| Securitization | 14.52-20.35 | 18,198,656 | 8.00-17.14 | 12,749,069 |
| IN FOREIGN CURRENCY | | | | |
| Bonds Colombia | 8.74 | 9,876,167 | | |
| Bonds Decree 2004 | 6.98-8.09 | 4,156,942 | 5.18-10.97 | 6,811,687 |
| Bonds Decree 2005 | 7.81-8.16 | 16,636,796 | 5.10-10.62 | 6,046,051 |
| Bonds Decree 2007 | 7.37 | 7,075,587 | 5.07-6.71 | 5,359,228 |
| Bonds Decree 2008 | 10.91 | 43,602 | | |
| Bond District Capital | 9.75 | 6,945,946 | | |
| Treasury Securities (Títulos de Tesorería TES) | 4.91-9.37 | 44,006,233 | 5.13-9.37 | 8,637,185 |
| Securities issued abroad | 5.46-17.63 | 36,447,372 | 5.20-12.13 | 30,261,319 |
| | | 320,149,766 | | 168,169,089 |

In 2001 and 2000, the above investments were rated as an A solvency risk, except for the Emcali bonds, which are rated C and provisioned at Ps. 6,920,000.

As per Resolutions 77 of 1990, and 29 of 1991 issued by the Monetary Board and 28 of 1992, 6, 11 and 13 of 1996 and 3 of 2000 issued by the Board of Directors of the Central Bank, credit establishments must make mandatory investments in securities issued by the Fondo para el Financiamiento del Sector Agropecuario (FINAGRO). Likewise, according to Article 45 of Law 546, all credit establishments are subject and obliged to invest in Debt Reducing Securities (TRD) in the percentage established therein and according to the procedure described for that purpose by the Banking Superintendency in External Circular Letter 053 of 2000.

## 8. PROVISIONS FOR INVESTMENT PROTECTION

As of December 31, CFV evaluated all investments in accordance with provisions issued by the Superintendency with respect to solvency risk and provisioned those rated as C, D and E, "investments of a greater-than-normal risk":

| | | Provision | |
|---|---|---|---|
| | Rating | 2001 | 2000 |
| VARIABLE YIELD | | | |
| By Solvency Risk | | | |
| Deficient | C | 52,127,000 | 171,781 |
| Difficult Recovery | D | 878,538 | 1,929,557 |
| Unrecoverable | E | 53,724 | 81,122 |
| By Market Risk | | 3,376,561 | 3,610,157 |
| Total Variable Yield Provisions | | 56,435,823 | 5,792,617 |
| FIXED YIELD | | | |
| By Solvency Risk | | | |
| Deficient | C | 6,920,000 | 6,920,000 |
| Total Provisions | | 63,355,823 | 12,712,617 |

## 9. LOAN PORTFOLIO AND BANKERS' ACCEPTANCES

As of December 31, the balance of Loan Portfolio included the following:

| | 2001 | 2000 |
|---|---|---|
| Clients | 918,682,920 | 853,539,645 |
| Shareholders and Managers | 500,000 | 92,741,355 |
| | 919,182,920 | 946,281,000 |
| Bankers' Acceptances | 877,356 | 1,275,093 |
| | 920,060,276 | 947,556,093 |

According to age, Loan Portfolio was classified as follows:

| | 2001 | 2000 |
|---|---|---|
| Admissible Collateral Commercial and Consumption Portfolio | | |
| Current | 528,390,321 | 533,529,690 |
| Past due up to 12 months | 17,810,178 | 8,528,699 |
| Past due more than 12 months | 3,396,059 | 2,252,682 |
| Past due more than 24 months | 4,122,602 | 2,690,675 |
| | 553,719,160 | 547,001,746 |
| Other Collateral – Commercial and Consumption Portfolio | | |
| Current | 364,792,380 | 393,299,794 |
| Past due up to 12 months | 397,303 | 378,466 |
| Past due more than 12 months | | 5,283,091 |
| | 365,189,683 | 398,961,351 |
| Mortgage Portfolio for Housing | | |
| Current | 192,625 | 251,795 |
| Past due up to 12 months | 16,716 | 49,279 |
| Past due more than 12 months | 64,736 | 16,829 |
| | 274,077 | 317,903 |
| Bankers' Acceptances | 877,356 | 1,275,093 |
| | **920,060,276** | **947,556,093** |

CFV's loan portfolio includes loans granted with funds coming from credit limits, special credit lines, external loans, credit lines contracted with international organizations, as well as from financial funds managed by the Central Bank.

Below is the rating and classification of loan portfolio according to provisions of External Circular Letter 100 of 1995 and modifications contemplated in External Circular letter 070 of 2000, issued by the Superintendency. Bankers' acceptances during the year 2001 did not show breaches or reclassifications to acceptances after term.

Following is a detailed breakdown of Loan Portfolio by zones, rating and economic sectors:

LOAN PORTFOLIO PER ZONE AND RATING

2001

| Zone | Capital | A & B | C | D | E | Participation |
|---|---|---|---|---|---|---|
| Valle | 501,504,852 | 430,629,432 | 1,680,130 | 64,973,262 | 4,222,028 | 54.56% |
| Bogotá | 229,845,268 | 218,511,174 | 2,988,509 | 1,324,003 | 7,021,582 | 25.01% |
| Medellín | 102,517,783 | 93,151,717 | 7,832,688 | 1,533,379 | 0 | 11.15% |
| Barranquilla | 85,315,017 | 81,136,319 | 1,741,317 | 1,946,875 | 490,506 | 9.28% |
| | 919,182,920 | 823,428,641 | 14,242,644 | 69,777,519 | 11,734,115 | 100.00% |

LOAN PORTFOLIO PER ZONE AND RATING

2000

| Zone | Capital | A & B | C | D | E | Participation |
|---|---|---|---|---|---|---|
| Valle | 567,377,804 | 422,469,368 | 63,495,553 | 71,477,787 | 9,935,095 | 59.96% |
| Bogotá | 218,304,012 | 193,985,227 | 7,937,314 | 6,963,815 | 9,417,656 | 23.07% |
| Medellin | 97,066,624 | 86,854,514 | 9,416,064 | 631,500 | 164,546 | 10.26% |
| Barranquilla | 63,532,517 | 57,115,510 | 3,091,317 | 2,834,228 | 491,461 | 6.71% |
| | 946,280,956 | 760,424,620 | 83,940,248 | 81,907,329 | 20,008,759 | 100.00% |

BREAKDOWN OF LOAN PORTFOLIO BY ECONOMIC SECTOR

Portfolio by Sector and Rating - Year 2001

| Sector | A & B | C | D | E | Concentration |
|---|---|---|---|---|---|
| Agriculture, Hunting, Fishing | 9,885,886 | 1,406,977 | 579,628 | 4,787,494 | 1.81% |
| Food and Beverages | 155,142,051 | | 70,000 | 490,506 | 16.94% |
| Rubber, Plastics, Oil, Gas and Energy | 120,384,881 | | | | 13.10% |
| Construction | 46,776,961 | | 21,463,776 | | 7.42% |
| Service Entities | 84,514,860 | | 43,278,432 | | 13.90% |
| Financial, Insurance, Immovable Goods | 54,841,039 | | 1,324,003 | | 6.11% |
| Hotels and Tourism | 10,603,396 | 1,669,186 | | | 1.34% |
| Wood | 6,465,236 | | | 1,536,893 | 0.87% |
| Other | 70,284,160 | 10,944 | 48,266 | 1,403,536 | 7.81% |
| Paper, Cardboard, and Editorials | 62,664,717 | | 1,340,497 | 2,572,261 | 7.24% |
| Chemical | 95,195,466 | | 415,822 | 943,425 | 10.50% |
| Iron and Steel Industry, other metals | 24,703,366 | 17,864 | | | 2.69% |
| Textile, leather, and other workmanship | 13,799,547 | 11,137,673 | 1,257,096 | | 2.85% |
| Transportation and Telecommunications | 68,167,075 | | | | 7.42% |
| | 823,428,642 | 14,242,644 | 69,777,519 | 11,734,115 | 100.00% |

Portfolio by Sector and Rating - Year 2000

| Sector | A & B | C | D | E | Concentration |
|---|---|---|---|---|---|
| Agriculture, fishing | 19,219,401 | | 1,570,989 | 3,194,833 | 2.53% |
| Food & Beverages | 84,815,498 | 26,758,601 | 500,000 | 490,461 | 11.90% |
| Sugar | 90,577,988 | 1,238,855 | 579,628 | | 9.76% |
| Rubber, Plastics, Oil, Gas, and Energy | 30,417,268 | 1,126,700 | | 5,283,091 | 3.89% |
| Trade | 12,324,221 | 163,868 | | | 1.32% |
| Construction | 6,883,747 | | 26,670,184 | | 3.55% |
| Sevice entities | 69,035,957 | 3,235,577 | 19,651,936 | | 9.71% |
| Financial | 81,735,559 | | 6,558,630 | | 9.33% |
| Financial, Insurance, Immovable Goods | 13,500,000 | | | | 1.43% |
| Hotel Administration & Tourism | 12,509,546 | | | | 1.32% |
| Others | 100,154,610 | 39,744,969 | 108,933 | 6,237,002 | 15.45% |
| Paper, Carboard & Editorials | 66,538,904 | 1,340,497 | | 1,932,849 | 7.38% |
| Chemical | 74,556,898 | | | 152,757 | 7.90% |
| Iron and steel industry, other metals | 25,491,745 | 17,864 | 25,596,418 | | 5.40% |
| Cellular Telephony | 20,000,000 | | | | 2.11% |
| Textile, leather and other workmanship | 11,174,923 | 10,313,317 | 631,500 | 2,717,765 | 2.62% |
| Air transportation | 600,000 | | | | 0.06% |
| Transportation & Telecommunications | 40,888,354 | | 39,112 | | 4.33% |
| | 760,424,620 | 83,940,248 | 81,907,329 | 20,008,759 | 100.00% |

December 31, 2001

| Commercial | Capital | Interest | Other Concepts | Admissible Collateral | Provision Capital | Provision Interest | Provision Other Concepts |
|---|---|---|---|---|---|---|---|
| A - Normal | 676,590,981 | 19,043,365 | 12,495,099 | 565,675,194 | 7,490,566 | 154,322 | 2,419,196 |
| B - Acceptable | 145,031,239 | 5,800,730 | 29,560 | 194,690,454 | 5,959,719 | 105,221 | 296 |
| C - Deficient | 14,231,700 | 54,036 | 5,537 | 11,350,469 | 2,654,469 | 29,273 | 5,537 |
| D - Difficult | 71,374,655 | 1,407,820 | 64,374 | 74,660,057 | 30,505,376 | 1,278,230 | 64,374 |
| E - Uncollectible | 11,564,710 | 265,105 | 15,604 | 5,691,743 | 10,749,208 | 265,290 | 15,604 |
| Subtotal | 918,793,285 | 26,571,055 | 12,610,173 | 852,068,343 | 57,359,339 | 1,832,336 | 2,505,006 |
| **Consumption** | | | | | | | |
| A - Normal | 37,019 | 105 | | 73,100 | | | |
| B - Acceptable | 11,113 | 155 | | 13,000 | 20 | 2 | |
| C - Deficient | 1,620 | | | 8,800 | | | |
| D - Difficult | 476 | 13 | | 6,300 | | 13 | |
| E - Uncollectible | 65,331 | 9,847 | | 60,115 | 61,338 | 9,865 | |
| Subtotal | 115,559 | 10,120 | | 161,315 | 61,359 | 9,880 | |
| **Mortgage** | | | | | | | |
| A - Normal | 137,337 | 511 | | 343,218 | | | |
| B - Acceptable | 1,500 | | | 12,000 | | | |
| C - Deficient | 9,324 | | | 30,574 | | | |
| D - Difficult | 21,842 | 739 | | 36,940 | 717 | 699 | 40 |
| E - Uncollectible | 104,074 | 9,876 | | 160,955 | 61,236 | 9,876 | |
| Subtotal | 274,077 | 11,125 | | 583,687 | 61,953 | 10,575 | 40 |
| Total Collateral | | | | 852,813,345 | | | |

Restructured Credits

| Commercial | Capital | Interest | Other Concepts | Admissible Collateral | Provision Capital | Provision Interest | Provision Other Concepts |
|---|---|---|---|---|---|---|---|
| A - Normal | 74,279,594 | 11,770,299 | 8,470 | 104,249,245 | | | |
| B - Acceptable | 93,653,031 | 3,615,222 | 23,400 | 148,158,755 | 1,436,260 | 83,565 | 234 |
| C - Deficient | 12,562,514 | 53,868 | | 8,101,289 | 2,534,200 | 29,105 | |
| D - Difficult | 73,869,347 | 1,297,349 | 94,569 | 57,081,907 | 22,215,654 | 1391,918 | 94,569 |
| E - Uncollectible | 2,427,913 | 2,056 | 15,604 | 911,291 | 2,397,491 | 17,660 | 15,604 |
| | 256,792,399 | 16,738,794 | 142,043 | 318,502,486 | 28,583,604 | 1,522,247 | 110,407 |

Credits with Informal Agreements, Out-of-Deed of Arrangement and under Proceedings of Contest.

| Commercial | Capital | Interest | Other Concepts | Admissible Collateral | Provision Capital | Provision Interest | Provision Other Concepts |
|---|---|---|---|---|---|---|---|
| D - Difficult | 475 | 202 | | | 250 | | |
| E - Uncollect | 5,702 | 630 | | 1,578,677 | 5,702 | | |
| | 6,177 | 832 | | 1,578,677 | 5,952 | | |

December 31, 2000

| Commercial | Capital | Interest | Other Concepts | Admissible Collateral | Provision Capital | Provision Interest | Provision Other Concepts |
|---|---|---|---|---|---|---|---|
| A – Normal | 516,929,329 | 7,987,409 | 71,381,717 | 919,928,962 | 4,379,328 | | 627,157 |
| B - Acceptable | 243,254,540 | 13,950,923 | 126,565 | 282,234,198 | 7,065,015 | 347,305 | 20,232 |
| C – Deficient | 83,926,867 | 2,151,684 | 26,942 | 82,655,928 | 23,693,271 | 2,151,684 | 26,942 |
| D - Difficult | 81,876,413 | 1,412,538 | 140,552 | 115,913,242 | 13,881,125 | 1,412,538 | 140,552 |
| E - Uncollectible | 19,855,269 | 46,187 | 9,926,830 | 14,695,965 | 16,755,010 | 46,187 | 9,926,830 |
| Subtotal | 945,842,418 | 25,548,741 | 81,602,606 | 1,415,428,295 | 65,773,749 | 3,957,714 | 10,741,713 |
| **Consumption** | | | | | | | |
| A – Normal | 48,018 | 156 | | 103,600 | 3,038 | | |
| B – Acceptable | 4,086 | 55 | | 14,000 | | 1 | |
| C – Deficient | | | | | | | |
| D – Difficult | 3,446 | 144 | | 6,500 | 290 | 144 | |
| E – Uncollectible | 65,129 | 9,800 | | 72,147 | 61,338 | 9,800 | |
| Subtotal | 120,679 | 10,155 | | 196,247 | 64,666 | 9,945 | |
| **Mortgage** | | | | | | | |
| A – Normal | 171,468 | 698 | | 452,974 | 38,217 | | |
| B – Acceptable | 17,179 | 242 | | 55,574 | 111 | 124 | |
| C – Deficient | 13,381 | | | 19,000 | 211 | | |
| D – Difficult | 27,470 | 694 | | 66,608 | 1,204 | 694 | |
| E – Uncollectible | 88,405 | 12,064 | | 113,795 | 48,012 | 12,064 | |
| Subtotal | 317,903 | 13,698 | | 707,951 | 87,755 | 12,882 | |
| | 946,281,000 | 25,572,594 | 81,602,606 | 1,416,332,493 | 65,926,170 | 3,980,541 | 10,741,713 |
| Adjustments for inflation of collateral | | | | 115,192,434 | | | |
| Total Collateral | | | | 1,531,524,927 | | | |

**Restructured Credits**

| Commercial | Capital | Interest | Other Concepts | admissible Collateral | Provision Capital | Provision Interest | Provision Other Conceptos |
|---|---|---|---|---|---|---|---|
| A – Normal | 34,846,740 | 938,466 | 2,084 | 20,059,632 | | | |
| B – Acceptable | 162,903,362 | 12,605,466 | 125,891 | 194,162,306 | 6,322,572 | 282,184 | 18,682 |
| C – Deficient | 82,524,144 | 2,148,472 | 26,942 | 82,556,328 | 23,581,154 | 2,148,472 | 26,942 |
| D – Difficult | 26,096,418 | 1,139,883 | 85,311 | 42,500,000 | 492,636 | 1,139,883 | 85,311 |
| E – Uncollectible | 3,372,817 | 42,207 | 30,357 | 6,704,601 | 773,005 | 42,207 | 30,357 |
| | 309,743,481 | 16,874,494 | 270,585 | 345,982,867 | 31,169,367 | 3,612,746 | 161,292 |

**Credits with Informal Agreements, Out-of-Deed of Arrangement and under Proceedings of Contest.**

| Commercial | Capital | Interest | Other Concepts | admissible Collateral | Provision Capital | Provision Interest | Provision Other Conceptos |
|---|---|---|---|---|---|---|---|
| D – Difficult | 500,000 | | | | 250,000 | | |
| E – Uncollectible | 10,405,523 | | 32 | 1,190,912 | 10,405,523 | | 32 |
| | 10,905,523 | | 32 | 1,190,912 | 10,655,523 | | 32 |

**Individual and Global Risk Coefficients**

| | 2001 | 2000 |
|---|---|---|
| Individual | | |
| Commercial receivables (portfolio) | 5.53% | 8.47% |
| Consumption receivables (portfolio) | 5.82% | 8.73% |
| Housing receivables (portfolio) (mortgage) | 8.21% | 6.14% |
| Global | 5.54% | 8.47% |

**Collection Operation**

Between November 30 and December 29, 1999, after approval by the Superintendency, CFV undertook a collection operation. This consists of the medium- or long-term sale of nonproductive assets (receivables, foreclosed assets, etc.) to an entity (legal person), in some cases formed by the same partners or people economically related to the institution.

The Corporation sold receivables for a total amount of Ps. 23,816,056, to Compañía Invervalle S.A., a company in which CFV holds a ninety-four point nine percent (94.9%) ownership. Selling conditions contemplated a Ps. 6,141,086 cash payment and a ten-year credit totaling Ps. 17,674,970, capital amortizations in three equal installments to start in the seventh year at an interest rate equal to the Consumer Price Index (CPI), adding one percentage point every two years, beginning in the third year.

There was neither provision recovery nor profit in the sale of portfolio receivables. The sales price was established at book value. This transaction generated revenues in the year 2000 corresponding to accrual of interest on the loan granted, totaling Ps. 1,443,663 in 2001 and Ps. 1,664,011 in 2000.

During 2001 and 2000, the Compañía Invervalle S.A. made interest payments amounting to Ps. 948,207 and Ps. 1,536,224, respectively, as well as advanced payments to capital of Ps. 430,000 and Ps. 1,112,875, respectively. The Compañía Inversiones del Valle S.A. loan is rated risk category B (Acceptable).

**10. PROVISION FOR LOAN PORTFOLIO**

Movement in the Provision for Loan Portfolio account during the year was as follows:

| | 2001 | 2000 |
|---|---|---|
| Balance at beginning of year | 65,926,170 | 41,625,924 |
| Provision charged to expenses | 29,716,761 | 36,126,826 |
| Recovery of provisions (1) | (28,880,456) | (6,894,152) |
| Portfolio write-off | (9,238,570) | (4,932,428) |
| Balance at year end | 57,523,905 | 65,926,170 |

(1) The figure corresponds to Ps. 19,870,000 for recovery of provision on Lloreda S.A.'s loan, the value of which was transferred as provision for investment protection, due to capitalization of financial claims CFV achieved in the restructuring process under Law 550 Of economic intervention, as per client requeset.

**11. ACCOUNTS RECEIVABLE, NET**

| | 2001 | 2000 |
|---|---|---|
| Interest and Commissions | 28,161,504 | 26,734,904 |
| Dividends and Participation | 764,452 | 34,610 |
| Payments of behalf of Clients (1) | 655,128 | 68,196,286 |
| Sale of Good and Services | 2,625 | |
| Returned Checks | 3,705 | 4,405 |
| Advances on Contracts (2) | 774,527 | 49,261,889 |
| Others in Foreign Currency (3) | 6,379,137 | 11,510,794 |
| Other Minor | 2,461,395 | 2,549,740 |
| | 39,202,473 | 158,292,628 |
| Less: Provision | 6,742,205 | 14,722,255 |
| | 32,460,268 | 143,570,373 |

(1) As of January 2, 2001, Next Day operations corresponding to the sale of foreign currency were cancelled as follows: Carguill Ps. 22,267,500, Citibank Ps. 22,317,239 and Banco de Colombia Ps. 22,311,500. These operations were constituted at the closing of 2000, representing ninety-eight percent (98%) of the year's balance.

(2) CFV entered into a future capitalization advance contract between December 13, 1999 and December 28, 2000, which had to be legalized in advance as per Superintendency request. In compliance with and in substitution of the contract, Pesa S.A., an investor in Central Hidroeléctrica de Betania, issued bonds mandatorily convertible into shares, with maturity on December 31, 2002. CFV subscribed to a balance that amounts to Ps. 103,895,760 as of December 2001.

(3) Corresponds to past due securities not settled by the issuer. As of December 31, 2000, this sub-account included Ps. 7,979,667 with Grupo Acereros del Norte (GAN), a Mexican company that is under a debt restructuring process. GAN's parent company undertakes the purchase of all financial claims. As of December 31, 2000, this amount was fully provisioned and was written-off in the year 2001.

As of December 31, 2000, a charge of Ps. 1,836,416 to Carsa Panama corresponded to securities expired and not settled by the issuer, which accepted Law 550, the Economic Intervention Act. Starting in October, this amount was fully provisioned. This debt was written-off in 2001.

As of December 31, 2001 and 2000, this sub-account shows a balance receivable from E.D. Bombril amounting to Ps. 4,768,717 and Ps. 1,694,711 respectively. This case has two rulings by the Court of the Bahamas: one in favor and the other against the bondholders. A new ruling by the British court is expected, and the case was transferred due to the court's experience in such conflicts.

As of December 31, 2001, this sub-account also shows Ps. 311,488 of Interocean Investments Inc. and Ps. 1,130,360 assigned to Román Robayna, which are fully provisioned.

Details of the Accounts Receivable Provision account during the year were:

| | 2001 | 2000 |
|---|---|---|
| Balance at beginning of year | 14,722,255 | 8,055,027 |
| Provision charged to expenses | 4,526,535. | 10,934,937 |
| Recovery of provisions | (1,811,193) | (4,051,752) |
| Accounts receivable write-off (1) | (10,695,392) | (215,957) |
| | 6,742,205 | 14,722,255 |

(1) The amount of Accounts Receivable write-off is related to information in number three (3), above.

## 12. FIXED-TERM AND FORWARD CONTRACTS

| | 2001 | 2000 |
|---|---|---|
| Rights of sale (to provide hedging) | 642,884,822 | 296,484,774 |
| Obligations of sale (to provide hedging) | (622,366,144) | (302,967,197) |
| Rights of purchase (to obtain hedging) | 656,189,792 | 343,156,716 |
| Obligations of purchase (to obtain hedging) | (671,861,351) | (338,525,718) |
| Swap rights | 1,025,007,621 | |
| Swap obligations | (1,024,395,594) | |
| Profits of Call on foreign currency | 8,091 | 371,070 |
| Profits of Puts on foreign currency | (1,936,431) | (668,772) |
| | 3,530,806 | (2,149,127) |

**List of Average Comparative Balances on Obligations, Rights, Profit, and Loss**

| | 2001 | | | | 2000 | | | |
|---|---|---|---|---|---|---|---|---|
| | Sale | Variation % | Purchase | Variation % | Sale | Variation % | Purchase | Variation % |
| **Rights** | | | | | | | | |
| For eign Currencies | 521,235,332 | 103.00% | 490,725,324 | 91.12% | 256,768,699 | 71.03% | 224,208,167 | 104.01% |
| Securities | 37,811,548 | 75.37% | 118,746,112 | 56.79% | 21,560,408 | 28.03% | 75,737,033 | (21.59)% |
| | 559,046,880 | 100.86% | 609,471,436 | 103.19% | 278,329,107 | 66.70% | 299,945,200 | 45.26% |
| **Obligations** | | | | | | | | |
| For eign Currencies | 517,969,139 | 100.66% | 493,217,353 | 121.37% | 258,137,270 | 73.69% | 222,800,897 | 84.99% |
| Securities | 35,571,695 | 66.03% | 119,227,623 | 57.07% | 21,424,567 | 14.80% | 75,909,192 | (21.25)% |
| | 553,540,834 | 98.00% | 612,444,976 | 105.03% | 279,561,837 | 67.12% | 298,710,089 | 37.76% |
| | Utility | | Loss | | Utility | | Loss | |
| Monthly average result | 6,218,017 | 55.42% | 5,205,403 | 27.35% | 4,000,867 | 19.29% | 4,087,325 | 56.90% |

CFV has determined to cover risk from the exchange difference generated from the Company position: foreign currency assets less foreign currency liabilities. This enables hedging operations through the performance of forward contracts and operations with derivatives, when merited by the market situation. Minimum and maximum terms during the year ended December 31, 2001, varied between three and 489 days. In the year ended December 31, 2000, terms varied between three and 488 days. Corporate management has defined policies and has incorporated a manual of functions and procedures to carry out these operations, which allow moderate risk management.

## 13. REALIZABLE GOODS AND FORECLOSED ASSETS, NET

| | 2001 | 2000 |
|---|---|---|
| **Realizable Goods** | | |
| Immovable goods | 9,369,864 | 4,341,554 |
| **Received in payment (foreclosed)** | | |
| Immovable goods | 59,846,968 | 61,444,153 |
| Movable goods | 2,349,096 | 5,167,691 |
| | 62,196,064 | 66,611,844 |
| Less Provision for protection of goods received in payment (foreclosed assets) | (24,443,734) | (23,112,566) |
| | 47,122,194 | 47,840,832 |

Details of goods received as foreclosed assets make up the balance of this account:

CORPORACION FINANCIERA DEL VALLE S.A.

GOODS RECEIVED IN LIEU OF PAYMENT (FORECLOSED ASSETS)

DECEMBER 2001

| Client | Description | Adjusted Cost | Accrued Provision | Share % | Assessment Value | Date Appraisal |
|---|---|---|---|---|---|---|
| Liscano Hermanos (See Note) | Inmueble donde funcionan las instalaciones - Cali | 4,448,408,072 | 3,558,320,536 | 49.08% | 1,423,517,451 | Oct-01 |
| Hilacol S.A. | Bodegas 5,6,7,8,9 Estac. A-B-C- Cra 50 #100-34 - Bogotá | 5,711,368,584 | 4,210,299,596 | 47.40% | 2,501,781,646 | May-00 |
| Textiles Durán Ltda - Duratex | Local Cra. 13 # 46-62 - Bogotá | 119,386,305 | 69,837,105 | 100.00% | 82,582,000 | Jun-99 |
| Textiles Durán Ltda - Duratex | Local Cra. 13 # 46-64/68 - Bogotá | 294,372,040 | 197,803,840 | 100.00% | 160,947,000 | Jun-99 |
| Fundación Valle del Lili | Edificios A & B Centro Comercial Petecuy (Garajes y Locales) | 3,811,773,542 | 3,029,704,668 | 100.00% | 997,329,100 | Sep-00 |
| Celulosa del Valle S.A | Terreno La Laguna, Corregimiento El Carmelo | 4,148,624,750 | 3,361,641,742 | 58.60% | 1,049,800,770 | Oct-01 |
| Celulosa del Valle S.A | Maquinaria - Equipo - Muebles y enseres | 2,325,337,007 | 2,325,337,007 | 58.60% | 2,982,010,506 | Feb-00 |
| Vedescol | Lots No. 1 & No. 2 Via Guacarí - Buga - Margen Derecha - Guavitas | 36,120,020 | 12,232,149 | 35.39% | 39,813,119 | Dec-99 |
| Reforestadora Normandia Ltda. | Lot No. 4 Parcelación Colinas (Arroyohondo) | | | 100.00% | | May-00 |
| Fundación Valle del Lili | Local 144 Centro Comercial Petecuy | 302,052,112 | 223,192,912 | 100.00% | 131,432,000 | Sep-00 |
| Fundación Valle del Lili | Mezanine Local 144 | 77,372,554 | 43,232,554 | 100.00% | 56,900,000 | Sep-00 |
| Fundación Valle del Lili | Local 26 C.C. Petecuy | 6,945,752 | 3,578,552 | 100.00% | 5,612,000 | Sep-00 |
| Fundación Valle del Lili | Bodega 400 | 4,663,263 | 2,820,716 | 100.00% | 2,931,600 | Sep-00 |
| Fundación Valle del Lili | Parqueadero 136 | 3,853,934 | 853,934 | 100.00% | 5,000,000 | Sep-00 |
| Las Mañanitas Ltda. | Lot en Yumbo | 965,516,522 | 0 | 100.00% | 2,113,566,846 | Oct-01 |
| Agropecuaria Calderón Merchán S.A. | Lots 33 & 36 de la Parcelación Bosques de Calima | 85,735,050 | 60,016,224 | 100.00% | 42,864,710 | Dec-99 |
| Lloreda S.A. | Inmueble La Americana Cra 1B y 1D Cl 47 y 52 Cali | 3,084,283,980 | 1,547,336,460 | 100.00% | 2,561,579,200 | Dec-01 |
| Lloreda S.A. | Inmueble Medellín | 489,688,545 | 206,752,553 | 100.00% | 415,742,500 | Apr-01 |
| Agropecuaria Calderón Merchán S.A. | 7 Inmuebles en la Parcelación Bosques de Calima III Etapa | 212,916,513 | 106,475,063 | 100.00% | 158,996,760 | Dec-99 |
| Decorcerámica S.A. | Lot Bodega No. 6 - 1168.94 Mts2 | 267,484,351 | 105,843,694 | 100.00% | 254,480,150 | Oct-01 |
| Decorcerámica S.A. | Lot Bodega No. 7 - 1169.22 Mts2 | 267,548,440 | 117,057,988 | 100.00% | 221,838,000 | Aug-00 |
| Casa Color S.A. | Local No. 121 | 83,172,049 | 39,608,886 | 100.00% | 29,442,000 | Oct-01 |
| Casa Color S.A. | Local No. 11 | 105,359,124 | 37,812,808 | 100.00% | 53,280,000 | Oct-01 |
| Constructora Meléndez S.A. | Lot de terreno Manzana 62 Urb. El Caney, I Et. con área de 4.194.95 Mts2 | 620,017,253 | 214,317,632 | 100.00% | 566,318,250 | Feb-99 |
| Lloreda S.A. | Parcelación El Rancho, Cra. 114 (Av. Miramonte) Entre Cra 113A y Calle 9 | 2,949,893,129 | 958,761,853 | 100.00% | 2,283,780,590 | Oct-01 |
| Vizcaya Centro Comercial | Local Cra. 43A No. 16 Sur - 31 Parqueadero 1 (Medellín) Edificio Corfivalle | 316,545,446 | 89,498,246 | 100.00% | 378,412,000 | Apr-99 |
| Constructora Meléndez S.A. | Lot 1 San Joaquin II | 18,602,548,193 | 885,303,010 | 100.00% | 29,528,741,970 | Dec-01 |
| Desarroladora Arboleda | Lot Interior #4 Agrp. Zona Franca de Bogotá Lote 35,Lote 13SK,LM | 4,148,568,046 | 1,029,498,633 | 100.00% | 4,591,928,500 | Jun-99 |
| Francoper | Calle 54 No. 25-81 Restaurante 1-178 Edif. Galeria Ciudadela Comercial | 4,167,564,702 | 1,151,599,468 | 100.00% | 4,026,022,000 | Jul-99 |
| Proyectos & Servicios de ING "P.S.I." | Lot de Terreno de forma irregular con un area de 909.60mts2 en Medellín | 227,489,983 | 66,792,694 | 100.00% | 282,772,000 | Aug-99 |
| Corructec | Casa Cra. 35a oeste no.3-30 b. San fernando | 233,002,346 | 57,528,337 | 100.00% | 264,000,000 | Sep-99 |
| T.K.F. Engineering & Trading | Lot en Yumbo 1334.8 mts2 Acopi Cra 38 #11-95 | 421,276,878 | 5,592,078 | 100.00% | 692,808,000 | Nov-99 |
| T.K.F. Engineering & Trading | Lot en Yumbo 2100. mts2 Acopi Cra 37 #11-104 | 745,304,391 | 92,534,391 | 100.00% | 1,087,950,000 | Dec-99 |
| Susaeta Ediciones & Cia. Ltda | Bodega Cra 43A # 49B-15 Envigado (Antioquia) | 445,095,512 | 135,340,969 | 60.60% | 510,895,572 | Mar-00 |
| T.K.F. Engineering & Trading | Equipos | 23,758,668 | 23,758,668 | 100.00% | | |
| Hugo Restrepo & Cía. S. En C. | Local 101 Calle 85 #12 89 - Bogotá | 148,163,750 | 11,445,455 | 100.00% | 211,662,500 | Sep-00 |
| Hugo Restrepo & Cía. S. En C. | Casa cra 13 #82 36-42 - Bogotá | 465,654,287 | 35,971,179 | 100.00% | 665,220,410 | Sep-00 |
| Hugo Restrepo & Cía. S. En C. | Ofic 601 cra 18 #88 17 - Bogotá | 133,875,000 | 10,341,667 | 100.00% | 191,250,000 | Sep-00 |
| Hugo Restrepo & Cía. S. En C. | Ofic 602 cra 18 #88 17 - Bogotá | 133,875,000 | 10,341,667 | 100.00% | 191,250,000 | Sep-00 |
| Hugo Restrepo & Cía. S. En C. | 4 Garajes cra 18 #88 17 - Bogotá | 18,200,000 | 1,405,925 | 100.00% | 26,000,000 | Sep-00 |
| Hugo Restrepo & Cía. S. En C. | 2 Depósitos cra 18 #88 17 - Bogotá | 2,100,000 | 162,222 | 100.00% | 3,000,000 | Sep-00 |
| C.I. Valle Trade S.A. | Locales 1-24; 1-25; Garajes 661,789,790 | 1,392,000,000 | 331,866,838 | 100.00% | 1,689,998,000 | Dec-01 |
| Alfredo Steckerl & Hijos S.A. | Local Carrera 54 No. 70-15 Barranquilla | 149,149,199 | 15,441,378 | 20.37% | 132,771,660 | Jun-00 |
| TOTAL | | 62,196,064,290 | 24,386,261,300 | | 62,616,228,811 | |

Currently, CFV's senior management is undertaking proceedings to realize these goods, with the expectation of realization within terms established by the Superintendency. With enforcement from External Circular Letter 046 of 2001, the Corporation made adjustments to provisions of that letter and estimated a value equivalent to forty percent (40%) of commercial value determined through an updated technical appraisal. All provisions should be adjusted to this decision in June 2002. CFV's Special Banking area is carrying out necessary proceedings to commercialize these goods. Financial costs to possess these goods, considered to be nonproductive assets, was estimated at Ps. 7,548,332 in 2001, and Ps. 7,953,598 in 2000.

### 14. PROPERTY AND EQUIPMENT, NET

| | 2001 | 2000 |
|---|---|---|
| Land | 1,274,178 | 1,446,586 |
| Offices under Horizontal Property | 8,945,541 | 11,912,338 |
| Furniture, Fixtures, Office Equipment, and Computer Equipment | 9,672,050 | 13,622,507 |
| Vehicles | 211,952 | 186,805 |
| | 20,103,721 | 27,168,236 |
| Accumulated Depreciation | (11,544,614) | (15,603,923) |
| Accumulated Provision | (18,685) | (18,685) |
| | 8,540,422 | 11,545,628 |

During 2001, assets that are CFV's property for sale were transferred to the "realizable goods" account. The transfer value was Ps. 2,145,486. The Corporation's property and equipment are duly covered against all types of risks, depending on specific parameters, and for amounts that are sufficient to cover any loss contingency. Consequently, property and equipment are free of encumbrance. Asset assessments (valuation) compare to those of December 2000 and correspond to the following:

| | 2001 | 2000 |
|---|---|---|
| Land and Offices under Horizontal Property | 13,493,461 | 13,493,461 |
| Furniture, Fixtures, Office Equipment and Computer Equipment | 1,565,391 | 1,565,391 |
| Vehicles | 175,776 | 175,776 |
| | 15,234,628 | 15,234,628 |

Following is the result of appraisals (valuations):

| | 2001 | 2000 |
|---|---|---|
| Land and Offices under Horizontal Property | 6,446,624 | 6,773,903 |
| Furniture, Fixtures, Office Equipment and Computer Equipment | 128,483 | 128,483 |
| Vehicles | 46,443 | 46,443 |
| | 6,621,550 | 6,948,829 |
| Appraisal (valuation) of assets transferred to realizable goods | 1,753,461 | 673,244 |
| | 8,375,011 | 7,622,073 |

## 15. OTHER ASSETS, NET

| | 2001 | 2000 |
|---|---|---|
| Credits to employees (1) | 2,440,503 | 2,329,152 |
| Favorable Tax Balances Advances and Withholding Taxes | 87,059 | |
| Trust Rights (2) | 61,724,417 | 111,787,520 |
| Prepaid Interest and Others (3) | 2,616,529 | 3,219,651 |
| Letters of Credit – Deferred Payment (4) | 11,572,563 | |
| Other | 1,857,012 | 1,594,179 |
| | 80,298,083 | 118,930,502 |
| Provision | (2,618,748) | (34,479,428) |
| | 77,679,335 | 84,451,074 |

(1) Includes loans amounting to Ps. 1,262,790 (Ps. 1,580,498, in 2000) for housing for CFV's employees, supported with mortgage collateral. According to External Circular Letter No. 100, issued by the Superintendency, these loans were rated in category A.

(2) The most representative balances of the account correspond to:

| | 2001 | 2000 |
|---|---|---|
| Trust for real estate development (a) | 45,478,881 | 32,131,505 |
| Trust of realizable goods and goods received in lieu of payment (foreclosed assets) | 7,368,577 | 16,831,975 |
| Investment management and sale trust (b) | 8,522,498 | 62,469,579 |
| Portfolio management trust | 354,461 | 354,461 |
| | 61,724,417 | 111,787,520 |

a) The increase corresponds to trusts of realizable goods and goods received in lieu of payment that CFV has contributed for the development of real state projects.

(b) In 2001, an investment trust was constituted with the purchase of Prodesal S.A. shares from Smurfit Cartón de Colombia S.A. and cancelled the trust mandate that held Lloreda S.A. shares. The latter, due to the restructuring agreement signed under Law 550 of Economic Intervention that includes capitalization by CFV of all financial claims, are recorded as a permanent investment. By virtue of the stockholders' agreement in 2000, a decision to mandate a trust was established with a trust company. All Lloreda S.A. shares held by the Corporation and stockholding companies of Lloreda S.A. are affected, with the purpose of selling or obtaining participation from a strategic partner

(3) Annual movement in the Interest and Others Paid in Advance account was:

| | 2001 | 2000 |
|---|---|---|
| Balance at beginning of year | 3,219,651 | 2,522,922 |
| Charges of the period | 17,884,419 | 17,147,911 |
| Amortization during the period | 18,487,541 | 16,451,182 |
| Balance at year end | 2,616,529 | 3,219,651 |

(4) These figures correspond to letters of credit granted to Carguill for up to one year for periodical maturity. Amortization occurs at the same time.

## 16. ASSET REAPPRAISAL (VALUATION), NET

| | 2001 | 2001 |
|---|---|---|
| Investments | | |
| Appraisals | 107,846,792 | 101,359,719 |
| Appraisal decrease of permanent investments | (1,529,596) | (1,502,799) |
| | 106,317,196 | 99,856,920 |
| Property and Equipment | 8,375,011 | 7,622,073 |
| | 114,692,207 | 107,478,993 |

## 17. DEPOSITS AND CALL MONEYS

| | 2001 | 2000 |
|---|---|---|
| Legal tender (local currency) | | |
| Certificates with maturity lower than six months | 379,846,704 | 346,559,064 |
| Certificates with maturity between six months and less than one year | 155,462,798 | 71,436,142 |
| Certificates with maturity greater than or equal to one year | 172,682,082 | 107,705,453 |
| Savings accounts | 421,026 | 12,166,166 |
| Bank overdrafts | 6,925,855 | 87,307 |
| Other deposits | 594,637 | 75,919 |
| | 715,933,102 | 538,030,051 |

Fixed-term deposit certificates in local currency earned annual interest rates in 2001 that ranged between six point twenty-five percent (6.25%) and fifteen point fifty-five percent (15.55%). In 2000, the figure ranged between eight point two percent (8.20%) and seventeen point twenty-five percent (17.25%). Maturity is between three months and less than one year; and is extendible at the depositor's choice.

## 18. INTERBANK FUNDS PURCHASED AND REPURCHASE AGREEMENTS

| | 2001 | 2000 |
|---|---|---|
| Repurchase agreements of negotiated investments | 108,144,708 | 7,912,708 |
| Interbank funds purchased | 17,247,547 | 9,372,420 |
| | 125,392,255 | 17,285,128 |

These funds are used to cover transitory liquidity needs. Annual rates ranged between six point eighty-one percent (6.81%) and fourteen point seventy-one percent (14.71%) in 2001, and between four point ninety-two percent (4.92%) and seventeen point ninety-three percent (17.93%) in 2000. Collateral that guarantees these obligations is represented in voluntary liquidity investments and loan portfolio.

## 19. BANK CREDITS AND OTHER FINANCIAL OBLIGATIONS

| | Annual Interest Rate % | 2001 | Annual Interest Rate % | 2000 |
|---|---|---|---|---|
| LEGAL TENDER (LOCAL CURRENCY) | | | | |
| **Current** | | | | |
| Finagro (1) | 7.78-13.17 | 34,406,806 | 8.55-20.77 | 39,320,411 |
| Inter-American Development Bank (IDB) (2) | 12.87-12.87 | 21,000 | | |
| Banco de Comercio Exterior (Bancoldex) (3) | 6.35-13.93 | 72,506,363 | 10.06-14.07 | 50,285,054 |
| Instituto de Fomento Industrial (IFI) (4) | 5.60-16.12 | 19,594,152 | 14.97-16.55 | 12,343,505 |
| | | 126,528,321 | | 101,948,970 |
| **Non Current** | | | | |
| Finagro (1) | 11.04-12.57 | 106,927,204 | 6.28-14.85 | 100,455,410 |
| Inter-American Development Bank (IDB) (2) | | | 17.19-17.19 | 42,000 |
| Banco de Comercio Exterior (Bancoldex) (3) | 9.93-14.26 | 151,819,805 | 7.98-15.89 | 91,004,445 |
| Findeter (5) | 12.51-13.94 | 61,351,221 | 14.31-15.39 | 46,813,805 |
| Instituto de Fomento Industrial (IFI) (4) | 5.78-17.38 | 31,733,400 | 7.36-19.05 | 52,941,595 |
| | | 351,831,630 | | 291,257,255 |
| Total legal tender (local currency) | | 478,359,951 | | 393,206,225 |
| FOREIGN CURRENCY | | | | |
| **Current** | | | | |
| Bancoldex (3) | 2.88-5.43 | 67,900,063 | 7.75-10.70 | 81,279,484 |
| Financing through Acceptances and/or Advances | 2.05-7.00 | 119,106,758 | 6.59-11.53 | 99,699,323 |
| Instituto de Fomento Industrial (IFI) (4) | | | 8.06-8.06 | 8,854,151 |
| | | 187,006,821 | | 189,832,958 |
| **Non-Current** | | | | |
| Bancoldex (3 | 4.62-6.48 | 9,903,229 | 9.20-10.71 | 11,878,125 |
| Financing through Acceptances and/or Advances | 2.20-5.10 | 88,715,756 | 6.58-9.60 | 144,184,110 |
| Findeter (5) | | | 10.00-10.00 | 372,342 |
| Instituto de Fomento Industrial (IFI) (4) | 9.10-9.10 | 486,871 | 9.10-9.10 | 6,309,876 |
| Inter-American Development Bank (IDB) (2) | 3.76-4.65 | 2,484,469 | 7.97-9.38 | 3,924,156 |
| International Bank for Reconstruction and Development (IBRF) (6) | 3.03-5.09 | 7,464,385 | 7.97-9.30 | 10,420,414 |
| | | 109,054,710 | | 177,089,023 |
| Total foreign currency | | 296,061,531 | | 366,921,981 |
| | | 774,421,482 | | 760,128,206 |

The Colombian government has established programs to promote development of certain economic sectors, including inter alia, foreign trade, agriculture, livestock, tourism and other industries. These programs are managed by Central Bank and government authorities.

In developing those programs, CFV receives loan application from a client in a certain economic sector. The Corporation conducts a credit analysis of the potential client according to credit policies. If policies are met, the Company requests corresponding funds from the appropriate government entity. The government agency reviews the loan application to determine compliance with credit policies and may also carry out an independent client credit analysis. Once approved, the government entity disburses the funds. CFV, in turn, disburses funds to the client and assumes credit risks.

(1) Loans granted by CFV through FINAGRO must be devoted to small and medium producers to finance working capital and acquisition of machinery or equipment that should be applied to the development of agricultural and livestock activities or projects. Such loans are re-discountable by eighty percent (80%) of value.

(2) Loans granted by the Corporation through the IDB line must be used mainly to import machinery, equipment and materials that will be a part of the fixed assets of industrial, mining, agroindustrial, construction and tourism enterprises. Loans are re-discountable by seventy percent (70%) of value.

(3) Loans granted by CFV through the BANCOLDEX line must fund working capital for individuals or legal entities devoted to create and/or commercialize goods for non-traditional export or to produce raw materials that are used in joint exports. Such loans can capitalize companies in the export sector that undertake fixed-investment projects. These loans are re-discountable by eighty percent (80%) and one hundred percent (100%) of value.

(4) Resources granted through the IFI line may be devoted to fixed investments, working capital and/or entrepreneurial capitalization to import capital goods or to develop investment projects that contemplate fixed investments in local currency and/or working capital. These have a term of up to seven years and a flexible grace period according to exchange norms.

(5) Loans granted by the Corporation through FINDETER must be devoted primarily to social investment of the municipalities and are re-discountable by sixty-five percent (65%) of value.

(6) The IBRD line was opened to grant credits for economic development of privately controlled companies by means of loan covenants signed through the Central Bank. The credits are re-discountable for eighty, eighty-five or one hundred percent (80%, 85% or 100%) of value.

As of December 31, the maturity of long-term obligations per year is as follows:

| | 2001 | 2000 |
|---|---|---|
| 2001 | | 291,781,927 |
| 2002 | 313,535,141 | 118,173,440 |
| 2003 | 164,952,531 | 163,515,986 |
| 2004 | 103,145,666 | 83,644,975 |
| 2005 | 47,695,254 | 103,011,878 |
| 2006 and after | 145,092,890 | |
| | 774,421,482 | 760,128,206 |

These obligations are supported with personal collateral, corresponding to promissory notes of re-discounted loan portfolio granted to clients.

## 20. ACCOUNTS PAYABLE

| | 2001 | 2000 |
|---|---|---|
| Interest on bank credits and other financial obligations | 9,164,242 | 13,917,441 |
| Interest on fixed-term deposit certificates | 11,932,796 | 9,317,495 |
| Outstanding investment securities | 110,601 | 509,348 |
| Labor Withholdings and Contributions | 1,162,926 | 959,245 |
| Interests from Interbank funds purchased and repurchase agreements | 410,203 | 58,489 |
| Other taxes | 643,663 | 1,079,047 |
| Promising purchasers (1) | 7,015,256 | 7,929 |
| Portfolio accounts payable | | 7,994 |
| Other (2) | 1,771,007 | 67,375,632 |
| | 32,210,694 | 93,232,620 |

(1) As of December 31, 2001, ninety-seven point eighteen percent (97.18%) of this figure corresponds to the credit purchase of Prodesal S.A. shares from Smurfit Cartón Colombia S.A.that amounts to Ps. 6,817,998 and matures in December 2002.

(2) On January 2, 2001, Next Day foreign currency sale operations were made for Carguill Inversiones Ltd amounting to Ps. 22,267,500, to Citibank for Ps. 22,317,239 and Banco de Colombia for Ps. 22,311,500. These operations are regulated in Article 4 of Resolution 4 of 1999, issued by the Board of Directors of the Central Bank, and were constituted at the closing of 2000.

## 21. OUTSTANDING INVESTMENT SECURITIES

| Issuance | Authorized Amount | Amount Issued | Par Value | Balance as of 31-12-01 | Balance as of 31-12-00 |
|---|---|---|---|---|---|
| 1996 | 100,000,000 | 100,000,000 | 100 | 10,000 | 463,400 |
| 1999 | 100,000,000 | 100,000,000 | 1,000 | 9,984,000 | 39,979,000 |
| | | | | 9,994,000 | 40,442,400 |

Interest rates for these securities varies between DTF (Fixed-Term Deposit) and DTF + 6 in arrears or advanced. Maturity terms vary between three and five years.

## 22. INCOME TAX PROVISION

The nominal income tax rate applicable to CFV for 2001 and 2000 was thirty-five percent (35%). The charge to operations corresponding to income taxes was:

| | 2001 | 2000 |
|---|---|---|
| Current | 5,541,330 | 5,117,920 |

Below reconciliation is shown between taxable income and profit before income taxes, and determination of taxes corresponding to the years ended as of December 31:

| | | 2001 | 2000 |
|---|---|---|---|
| (Loss) before income taxes | | (21,956,322) | (26,629,956) |
| Plus (less): | Non-deductible provisions, net | 25,478,844 | 16,323,799 |
| | Book and fiscal monetary correction | | (2,427,028) |
| | Donations | 2,826,419 | 2,961,362 |
| | Variable-yield investment valuation, net | (19,699,660) | (16,043,538) |
| | Negotiable investment dividends, net | (18,346,532) | (7,466,999) |
| | Other | (10,385,752) | 18,135,825 |
| | Profit in the sale of variable-yield investments | (3,489,078) | (4,449,487) |
| Less: | Fiscal deductions | | (6,828,070) |
| | Total Fiscal Loss | (45,572,081) | (26,424,092) |
| Presumptive taxable income (1) | | 20,664,431 | 19,578,296 |
| Income tax (over the greater value between Net Income and Presumptive taxable income) | | 35% | 35% |
| Expense/Income tax provision | | 7,232,551 | 6,852,404 |
| Less: | Discounts | 1,691,221 | 1,734,484 |
| Income tax provision | | 5,541,330 | 5,117,920 |

(1)Current fiscal norms establish that Taxable Income should be at least six percent (6%) of Net Taxable Equity, as defined in the Tax Legislation.

Income tax returns for 1999 and 2000 are subject to review and acceptance by tax authorities. CFV's management and legal advisors consider that no significant differences will be present with respect to liabilities constituted in case of a review of the income tax returns by tax authorities.

**Solidarity Bonds for Peace**

CFV made the mandatory investment in solidarity bonds for peace during the years 2000 and 1999, equivalent to zero point six percent (0.6%) of the net equity possessed as of December 31, 1998. The balance for the year 2000, subscribed in 2001, was made 30% in the month of May and 70% in October.

## 23. OTHER LIABILITIES

As of December 31, 2001, other liabilities are broken down as follows:

| | 2001 | 2000 |
|---|---|---|
| Deferred income (1) | | |
| Balance at beginning of the year | 4,034,943 | 1,842,663 |
| Credits during the year | 10,756,220 | 29,085,735 |
| Amortization credited to revenues | (7,045,753) | (26,893,455) |
| Balance at year end | 7,745,410 | 4,034,943 |
| Labor Obligations | | |
| Severance | 227,159 | 396,223 |
| Interest on severance | 47,105 | 46,091 |
| Vacations | 575,424 | 519,002 |
| Vacations bonus | 159,173 | 160,262 |
| | 1,008,861 | 1,121,578 |
| Income tax | 2,327,210 | 1,997,845 |
| Other | | |
| Litigation under executive process (2) | 1,743,000 | 1,306,100 |
| Pension liability: Caipa | 3,543,850 | 3,440,478 |
| Other provisions | 991,231 | 700,178 |
| Deferred-payment letters of credit (3)) | 11,572,563 | |
| Interest generated in restructuring processes (4) | 2,494,578 | 81,429 |
| Industry and Commerce Tax (ICT) | 294,792 | 297,608 |
| Other | 1,790,043 | 1,190,475 |
| | 22,430,057 | 7,016,268 |
| | 33,511,538 | 14,170,634 |

(1) Amortization terms for deferred income received from portfolio clients and figures that correspond to advanced-interest-payment credit modality, portfolio discounts, and factoring operations ranging between thirty and one hundred and fifty days.

(1) See Note 34.

(2) See Note 16.

(3) Corresponds to interest assigned to clients, which has been capitalized in restructuring agreements. According to provisions of the Superintendency's Circular Letter 100 of 1995, interest must be amortized to revenues as long as actually paid and collected into cash.

**Retirement Pensions**

Pensioners included in the actuarial estimate are seventy-five, including seventy-four men and one woman. One is a direct CFV pensioner and seventy-four are from the purchase of Caipa. The actuarial estimate is fully amortized

| | 2001 | 2000 |
|---|---|---|
| Total actuarial estimate amount | 4,517,050 | 4,365,740 |
| Amortization of period | 0 | 189,914 |
| Value of pensions paid during the year | 100,139 | 92,039 |
| Accumulated amortization amount | 0 | 189,914 |
| Amortization percentage | 100% | 100% |

## 24. SUBSCRIBED AND PAID-IN CAPITAL

As of December 31, 2001 and 2000, CFV's authorized capital of 1999 includes eighty million (80,000,000) shares of a Ps. 10 par value each. At the closing of 2001 and 2000, the number of subscribed and paid-in shares is 66,024,347, respectively, and is broken down into 56,725,353 ordinary (common) shares and 9,298,994 preferred stock shares. Stock with preferred dividend and no voting rights (preferred stock) was placed in 1993 at Ps. 5,000 each. Shares earn a minimum annual dividend of two percent (2%) on the initial subscription price in Colombian pesos, adjustable each year in an amount equivalent to one hundred percent (100%) of CPI. In any event, the dividend per share paid to these securities may not be lower than that paid to common shares.

Through Minute No. 051 of March 5, 2001, the General Stockholders' Meeting approved the write-off of prior exercise losses amounting to Ps. 31,747,877, by freeing the additional paid-in capital (premium in the placement of shares), amounting to Ps. 31,747,877.

In 2000, the General Stockholders' Meeting, through Minute No. 050 of March 27, 2000, approved the write-off of prior exercise losses amounting to Ps. 69,578,376, by freeing additional paid-in capital (premium in the placement of shares), amounting to Ps. 69,217,410 and appropriation of the 1999 fiscal exercise profits, amounting to Ps. 360,966. For capitalization purposes of equity reappraisal, amounting to Ps. 2,620,027, a dividend in shares equivalent to Ps. 40.00 per share was decreed.

During 2000, to capitalize the equity reappraisal, CFV placed 73,803 shares with a preferred dividend and no voting rights; 55,465 ordinary shares with a Ps.10 par value each; and 394,737 ordinary shares received in payment of obligations. Only the latter generated an additional paid-in capital: premium in the placement of shares.

As of December 31, CFV capital stock consists of the following:

| | 2001 | 2000 |
|---|---|---|
| Ordinary (common) shares | 567,253 | 567,253 |
| Prefererred stock | 92,990 | 92,990 |
| | 660,243 | 660,243 |

## 25. APPROPRIATED RETAINED EARNINGS AND EQUITY REAPPRAISAL SURPLUS

**Reserves**

| | 2001 | 2000 |
|---|---|---|
| **Legal Reserve** | | |
| From net profit appropriation | 41,809,447 | 41,809,447 |
| From additional paid-in capital | | |
| (premium in placement of shares) | 87,946,518 | 119,694,394 |
| | 129,755,965 | 161,503,841 |
| **Occasional Reserves** | | |
| At the Board of Directors'disposal | 65,606 | 65,606 |
| Non-distributable: Art. 42 Law75/86 | 311,792 | 311,792 |
| Non-distributable: negotiable | | |
| investment assessment (valuation) | 87,071,696 | 87,071,696 |
| | 87,449,094 | 87,449,094 |
| | 217,205,059 | 248,952,935 |

**Legal**

According to legal provisions, ten percent (10%) of CFV's net income in any accounting period must be appropriated as legal reserve, until the balance of this reserve is at least equivalent to fifty percent (50%) of the subscribed capital. The legal reserve balance may only be reduced to absorb accumulated losses that exceed the total amount of earnings obtained in the respective period and those undistributed (retained) earnings or whenever the amount so freed is used to capitalize the entity through the distribution of stock dividends.

**Other Reserves**

According to legal norms, a reserve should be made for earnings obtained from the application of special investment valuation systems at market prices, when actual revenues should not have been fiscally realized. Occasional reserves created by the Board of Directors for public welfare, grant donations, and non-distributable funds (Article 42 Law 75/86) are for the free disposal of the stockholders.

**Dividends Decreed**

Due to losses recorded in 2000, CFV did not decree dividends. Therefore, the dividend corresponding to 2000 for preferred stock was accumulated to be paid from the 2001 net income, after devoting any amount legally required to form the legal reserve.

**Equity Reappraisal Surplus**

Inflation adjustments of equity account balances were credited to this account with a charge to operations until December 31, 2000. The balance reflected in this account may not be distributed as profit to the stockholders until the Corporation is liquidated or such value is capitalized.

## 26. CONTINGENT AND MEMORANDUM ACCOUNTS

| | 2001 | 2000 |
|---|---|---|
| **Contingent Accounts-Credit** | | |
| Endorsements | 24,942,200 | 75,790,723 |
| Bank collateral | 15,730,808 | 17,211,434 |
| Unused letters of credit | 11,895,709 | 2,748,264 |
| Approved, non-disbursed credits | 4,105,257 | 5,316,137 |
| Obligations in options | 130,665,863 | 160,454,960 |
| Accumulated dividends preferred stock | 6,094,073 | 2,766,707 |
| Other | 5,544,254 | 5,544,254 |
| | 198,978,164 | 269,832,479 |
| **Contingent Accounts – Debit** | | |
| Loan Portfolio interests | 24,040,336 | 16,388,517 |
| Rights in Options | 128,712,308 | 160,157,258 |
| Excess presumptive (minimum taxable) income | 131,539,353 | 49,428,460 |
| Fiscal losses pending amortization | 121,556,279 | 89,061,733 |
| | 405,848,276 | 315,035,968 |
| **Memorandum Accounts – Debit** | | |
| Goods and securities given as collateral | 238,468,527 | 143,692,345 |
| Unpaid negotiated checks | 5,593,030 | 5,302,167 |
| Written-off assets | 72,769,326 | 63,743,952 |
| Capitalized interests – Past Due Loan portfolio | 1,055,852 | 935,741 |
| Investment securities not placed | 56,870,000 | 56,870,000 |
| Amortized investment securities | 365,706,978 | 335,258,578 |
| Inflation adjustments – assets | 115,332,710 | 121,638,756 |
| Distribution of Subscribed and Paid-in Capital | 660,243 | 1,127,790 |
| Loans to stockholders and economically related parties | 12,963,779 | 10,592,518 |
| New agricultural and livestock portfolio loans | 5,188,000 | 15,142,500 |
| Property and equipment fully depreciated | 3,790,299 | 2,602,750 |
| Difference between Fiscal and Book value of Assets | 1,937,597,733 | 1,834,785,527 |
| Inflation adjustment – non-monetary assets (CE-047/01) | 27,047,307 | |
| Government Guaranteed Securities | 96,331,181 | 36,203,628 |
| Provision for People under Deed of Arrangement | 11,055,473 | 10,655,556 |
| Central Bank-guaranteed securities | 4,128 | |
| Securities Accepted by Credit Establishments | 259,987,405 | 227,637,503 |
| Reciprocal operations with parent companies | 76,077,226 | 27,474,351 |
| Reciprocal operations that affect expenses | 1,847,365 | 956,725 |
| Other memorandum accounts – debit | 258,048,329 | 244,982,933 |
| | 3,546,394,891 | 3,139,603,320 |
| **Memorandum Accounts – Credit** | | |
| Goods and securities received under custody | 60,833,384 | 82,455,511 |
| Goods and securities received as collateral | 56,968,615 | 50,191,230 |
| Goods and securities received as collateral for future credits | 894,640,331 | 897,779,469 |
| Goods and securities received as admissible collateral | 689,885,319 | 753,235,821 |
| Collections received | 844,710 | 876,091 |
| Inflation adjustment to equity | 185,057,638 | 185,057,638 |
| Capitalization and reappraisal | 131,245,905 | 131,245,905 |
| Difference between fiscal and book value of equity | 466,778,506 | 359,869,980 |
| Inflation adjustment – Equity (CE-047/01) | 16,230,194 | |
| Rating of admissible commercial portfolio | 640,111,915 | 597,408,082 |
| Rating of commercial portfolio – other collateral | 310,945,836 | 455,585,682 |
| Rating of admissible consumption portfolio | 120,451 | 128,941 |
| Rating of consumption portfolio – other collateral | 5,228 | 1,894 |
| Rating of housing portfolio | 285,202 | 331,600 |
| Reciprocal operations with parent companies | 1,834,802 | 256,181 |
| Reciprocal operations that affect revenues | 11,253,437 | 3,548,412 |
| Other Memorandum accounts – Credit | 23,816,283 | 34,553,140 |
| | 3,490,857,756 | 3,552,525,577 |
| | 7,642,079,087 | 7,276,997,344 |

## 27. OTHER INCOME AND EXPENSES, NET

As of December 31, other income consist of the following:

| | 2001 | 2000 |
|---|---|---|
| Profit on the sale of goods received in payment (foreclosed assets), net | 575,959 | 31,655 |
| Profit (loss) in the sale of goods, net | (21,500) | 65,142 |
| Leases | 516,884 | 350,019 |
| Deposit insurance recovery | 815,569 | 1,001,836 |
| Other (net) | 4,845 | 154,046 |
| | 1,891,757 | 1,602,698 |

## 28. ADMINISTRATIVE AND OTHER EXPENSES

As of December 31, administrative expenses are broken down as follows:

| | 2001 | 2000 |
|---|---|---|
| Insurance | 3,994,664 | 2,013,164 |
| Taxes other than income taxes | 3,606,583 | 1,737,688 |
| Depreciation of property and equipment | 1,038,118 | 1,266,537 |
| Provision of property and equipment | | 18,685 |
| Contributions for affiliations | 1,044,688 | 945,407 |
| Advertising and publications | 1,039,811 | 727,067 |
| Public utilities | 1,367,033 | 1,346,663 |
| Administration and maintenance of buildings | 418,072 | 842,629 |
| Fees | 2,137,527 | 2,155,865 |
| Leases | 1,167,620 | 1,110,312 |
| Deferred charge amortization | 495,374 | 225,542 |
| Travelling and transportation expenses | 848,706 | 837,771 |
| Stationery | 359,768 | 393,833 |
| Electronic Data Processing | 18,700 | 22,378 |
| Temporary contribution on bank transactions | | 1,522,389 |
| Donations | 2,826,419 | 2,961,362 |
| Surveillance and temporary services | 166,268 | 172,370 |
| Public relations | 195,474 | 194,395 |
| Non-discountable VAT expense | 1,085,028 | 939,101 |
| Subscriptions | 378,703 | 199,932 |
| Caipa Pensions | 293,717 | 656,728 |
| Maintenance expenses | 413,173 | 849,670 |
| Personnel training | 243,875 | 203,203 |
| Coffee shop and restaurant | 210,688 | 173,181 |
| Other | 689,067 | 796,315 |
| | 24,039,076 | 22,312,187 |

## 29. MONETARY CORRECTION

As of December 31, the monetary correction balance consists of the following:

| | 2000 |
|---|---|
| Non-monetary asset adjustments | |
| Investments, net | 18,495,019 |
| Goods received in lieu of payment, net | 3,978,967 |
| Property and equipment, net | 859,614 |
| Other assets, net | 5,320,965 |
| Adjustment to stockholders' equity | (19,733,216) |
| Net effect of adjustments to non-monetary items of the Balance Sheet | 8,921,349 |
| Revenue corresponding to net monetary correction Carried to operations | 8,921,349 |

## 30. AFFILIATED COMPANIES

CFV has a direct majority investment in the following companies:

| Name | % Possessed 2001 | % Possessed 2000 |
|---|---|---|
| Apex S.A. | 94.95 | 94.95 |
| Betania Gen. Inc. | | 38.06 |
| C.F.V. Energy Corporation | 25.55 | 57.54 |
| C.I. Valle Trade S.A. | 94.81 | 94.81 |
| Cofivalle Finance (Bahamas) Limited | 100.00 | 100.00 |
| Compañía Agropecuaria Industrial Pajonales S.A. | 94.50 | 94.47 |
| Compañía de Inversiones del Valle S.A. | 92.93 | 94.90 |
| Desmotadora del Norte del Tolima S.A. | 92.81 | 92.81 |
| Hoteles Estelar de Colombia S.A. | 84.26 | 84.23 |
| Leasing del Valle S.A. | 94.50 | 94.50 |
| Mavalle Ltda. | | 82.70 |
| Molino Pajonales S.A. | 92.81 | 92.80 |
| Proyectos de Energía S.A. | 96.62 | 94.50 |
| Fiduciaria del Valle S.A. | 94.49 | 94.49 |
| Lloreda S.A. (1) | 53.83 | 34.48 |
| Prodesal S.A. (1) | 94.60 | 34.40 |

(1) Majority interest was acquired during the year 2001 as follows: in Lloreda S.A. as in lieu of payment and capitalization of financial claims through restructuring agreement Law 550, in October; in Prodesal S.A. through direct sale in June and August.

## 31. OBLIGATIONS OF STOCKHOLDERS AND RELATED PARTIES

Details of loans granted to stockholders and related parties during the years 2001 and 2000 is as follows:

| YEAR 2001 | STOCKHOLDERS | BOARD OF DIRECTORS | LEGAL REPS. |
|---|---|---|---|
| ASSETS | 35,084,124 | | 54,112 |
| LIABILITIES | 342,166 | 10,962 | 239,381 |
| Transactions: | | | |
| REVENUES | 3,320,331 | 667 | 4,935 |
| EXPENSES | 145,669 | 95,242 | 41,112 |

| YEAR 2000 | STOCKHOLDERS | BOARD OF DIRECTORS | LEGAL REPS. |
|---|---|---|---|
| ASSETS | 55,898,976 | | 42,535 |
| LIABILITIES | 7,519 | | 16,413 |
| Transactions: | | | |
| REVENUES | 7,921,337 | | 1,337 |
| EXPENSES | 501,900 | 23,800 | 28,058 |

Active credit operations are included of those stockholders who own less than ten percent (10%) of the capital stock and whose balance is greater than five percent (5%) of the technical equity. Characteristics of the above operations do not differ from those realized with third parties to support the loans granted. On an ad hoc basis, CFV holds mortgage and pledge guarantees on goods with commercial value to cover the amount of additional loans granted. The above credits are within legal limits.

### OPERATIONS WITH RELATED COMPANIES

According to management's definition, related companies are the affiliates, subsidiaries and economically related entities. Below, we detail balances and commitments receivable with related companies:

**Loan Portfolio**

| | 2001 | 2000 |
|---|---|---|
| C.F.V. Energy Corporation | 60,240,872 | 74,539,693 |
| C.I. Valle Trade S.A. | 14,690,928 | 12,267,971 |
| Cia. Agropecuaria e Industrial Pajonales | 137,680 | |
| Compañia de Inversiones del Valle S.A. | | |
| Invervalle | 15,962,481 | 16,562,095 |
| Desmotadora del Norte del Tolima S.A. | 682,875 | |
| Fiduvalle S.A. | 3,554 | |
| Hoteles Estelar S.A. | 6,730,000 | 6,756,184 |
| Leasing del Valle S.A. | 5,028,564 | 562,242 |
| Molino Pajonales S.A. | 332,805 | |
| Valle Bursátiles S.A. | 157,740 | |
| | 103,284,624 | 110,688,185 |

**Accounts Receivable**

| | 2001 | 2000 |
|---|---|---|
| Apex S.A. | | 257,028 |
| C.F.V. Energy Corporation | | 902,633 |
| C.I. Valle Trade S.A. | 491,555 | 532,394 |
| Cía. Agropecuaria e Industrial | | |
| Pajonales S.A. | 425,286 | |
| Compañia de Inversiones del Valle S.A. | | |
| Invervalle | 74,485 | 88,022 |
| Hoteles Estelar S.A. | 1,789,894 | 722,204 |
| Leasing del Valle S.A. | 197,471 | 95,190 |
| Molino Pajonales S.A. | 795 | |
| Prodesal S.A. | 20 | |
| Proyectos de Energía S.A. | | 49,296,119 |
| Valle Bursátiles S.A. | 6,432 | |
| | 2,985,938 | 51,893,590 |

**Investments**

| | 2001 | 2000 |
|---|---|---|
| Apex S.A. | 18,404,191 | 18,404,191 |
| Betania Gen Inc. | | 3,591,943 |
| C.F.V. Energy Corporation | 19,749,371 | 18,716,144 |
| C.I. Valle Trade S.A. | 8,393,618 | 8,393,618 |
| C.I. Yumbo S.A. | | 11,311 |
| Cía. Agropecuaria e Industrial | | |
| Pajonales S.A. | 20,995,939 | 19,368,194 |
| Cofivalle Finance (Bahamas) Limited | 23,126,897 | 13,158,798 |
| Compañía de Inversiones del Valle S.A. | | |
| Invervalle | 18,683,054 | 18,683,054 |
| Desmotadora del Norte del Tolima S.A. | 1,587,794 | 1,587,794 |
| Fiduciaria del Valle S.A. | 10,925,802 | 10,925,802 |
| Hoteles Estelar S.A. | 40,297,617 | 40,297,617 |
| Leasing del Valle S.A. | 10,769,265 | 3,314,349 |
| Lloreda S.A. (1) | 125,700,206 | |
| Mavalle Ltda. | | 857,759 |
| Molino Pajonales S.A. | 1,571,656 | 1,571,656 |
| Prodesal S.A. (1) | 38,519,145 | |
| Proyectos de Energía S.A. | 116,691,367 | 8,982,779 |
| | 455,415,922 | 167,865,009 |

(1) See Note 30

During the 2001 restructuring, the following companies were capitalized and CFV acquired the controlling stock: Lloreda S.A., at 252,762,643 shares, amounting to Ps. 63,230.6 million; Prodesal S.A., at 29,396,032 shares, totaling Ps. 17,037.0 million. Compañia Agropecuaria e Industrial Pajonales S.A. was capitalized at 28.707 shares valued at Ps. 1,627.7 million; in affiliate Proyectos de Energia S.A., Ps. 10,389,576 in bonds mandatorily convertible into shares were subscribed amounting to Ps. 103,895.8 million. Dividends equivalent to 13,554,393 shares were received, resulting from capitalization of the affiliate Leasing del Valle S.A.'s legal reserve, amounting to Ps. 7,454.9 million.

During the same year, active credit operations were recorded for US$ 7.9 million with the subordinate company C.F.V. Energy, which also received capital contributions from our affiliate PESA S.A., capitalizing 23.872 shares for US$ 23.8 million. Following, we present some significant figures reflected in the financial statements of our affiliates:

**Affiliates and Subordinates**

Expressed in millions of pesos — As of December 31, 2001

| **Business** | Assets | Liabilities | Equity | Results |
|---|---|---|---|---|
| Apex S.A., Consolidated | 20,874 | 1,067 | 19,807 | 114 |
| C.F.V. Energy Corporation | 189,097 | 80,229 | 108,868 | (32,041) |
| C.I. Valle Trade S.A. | 55,791 | 44,106 | 11,685 | (1,934) |
| Cofivalle Finance (Bahamas) Ltd. | 71,393 | 58,927 | 12,465 | 360 |
| Compañía Agropecuaria Industrial Pajonales S.A. | 51,814 | 4,550 | 47,264 | 1,739 |
| Compañia de Inversiones del Valle S.A. | 44,004 | 20,181 | 23,824 | 424 |
| Desmotadora del Norte del Tolima S.A. | 11,735 | 4,274 | 7,461 | 229 |
| Hoteles Estelar de Colombia S.A. | 105,691 | 26,995 | 78,696 | 447 |
| Leasing del Valle S.A. | 117,283 | 91,111 | 26,172 | 2,200 |
| Mavalle Ltd. | 4,229 | 1,896 | 2,334 | 7 |
| Molino Pajonales S.A. | 11,079 | 4,448 | 6,631 | 19 |
| Proyectos de Energia S.A. | 264,345 | 238,172 | 26,172 | (10,468) |
| Fiduciaria del Valle S.A. | 18,962 | 1,414 | 17,547 | 2,835 |
| Lloreda S.A. | 302,307 | 154,625 | 147,682 | (2,604) |
| Prodesal S.A., Consolidated | 95,211 | 9,112 | 86,100 | 8,800 |
| Totals | 1,363,814 | 741,106 | 622,709 | (29,873) |

## 32. LEGAL REQUIREMENTS

### Foreign Currency Transactions

Corporations are authorized to negotiate freely and to maintain a foreign currency position, determined by a summation of foreign currency assets minus foreign currency liabilities, plus foreign currency rights, minus foreign currency obligations recorded in contingent accounts. This position has to be between five percent (5%) and twenty percent (20%) of the Company's technical equity. For the month when funds are liquidated, the position has to be based on the technical equity of two months previously.

For closing financial statements, or when no report to the Superintendency needs to be made, technical equity as the basis to calculate liquidation must be taken from the most recently reported financial statements. Substantially, all CFV's foreign currency assets and liabilities are kept in US dollars.

Based on External Circular Letters 24, and 52 of 1992, embodied into External Circular Letter 100 of 1995, and subsequent amendments (37 of 1996, 40 and 66 of 1999) issued by the Superintendency, CFV's foreign currency position is determined by the difference between foreign currency assets and foreign currency liabilities. As of December 31, the Corporation's foreign currency position consisted of:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Equivalent in | | Equivalent in | |
| | US$ 000 | Ps. 000 | US$ 000 | Ps. 000 |
| Assets | 170,340 | 392,958,667 | 202,894 | 443,568,461 |
| Liabilities | 138,118 | 318,623,412 | 203,307 | 444,471,221 |
| | 32,222 | 74,335,255 | (413) | (902,760) |

**Solvency Ratio**

Technical equity of Colombian corporations may not be less than nine percent (9%) of total assets and credit contingencies weighted by risk levels. As of December 31, 2001 and 2000, CFV's technical equity represented fourteen point twenty-one percent (14.21%) and sixteen point twenty-six percent (16.26%) respectively, of company assets and credit contingencies weighted by risk level.

**Investments**

According to the financial sector's Organic Statute (Estatuto Orgánico del Sector Financiero), and norms issued by the Superintendency, investments that financial corporations make in companies may not exceed the value resulting from adding paid-in capital, equity reserves, equity reappraisal and deposits and call moneys (payables) to more than one year of term. As of December 31, 2001 and 2000, CFV was in compliance with this requirement.

**Legal Controls**

During 2001, CFV complied with legal requirements related to cash reserve, company position, minimum capitals, solvency ratio, mandatory investments and others. CFV certifies that, as of year end, the Company is not aware of, nor does any adjustment plan exist based on noncompliance of any norm.

## 33. RISK DISCLOSURE

**Criteria and Procedures for Management of Assets and Liabilities**

CFV maintains integral management of structured assets, liabilities and off-balance positions, by estimating and controlling the exposure level to principal market risks. Consequently, liquidity, interest rate and exchange rate risks, along with criteria in External Circular Letter 100 of 1995, are considered. The latter is the basis for constituting provisions to cover such risks. As of December 31, 2001 and 2000, CFV established that recording provisions for those concepts is not necessary.

**Risk Management**

Like yields and operating costs, risks are an integral and unavoidable part of financial activity. In recent years, credit risk and market risk management have presented increased challenges to the Superintendency and to CFV ,that must be addressed through new principles for risk measurement and management. CFV has met those requirements, developing risk management techniques as a basic element of activity. For CFV, the capacity to manage risk in a responsible fashion constitutes an important requirement to address market challenges. CFV implements the following risk control system.

**Market Risk**

The expected measure of value loss in asset and liability treasury positions, due to changes in financial instrument prices from variations in interest rate, exchange rates, and other ratios (shares) has been defined. This mechanism allows control of the daily assignment of treasury resources to avoid market risk overexposure. For that purpose, a daily follow up is completed to report the historical volatility of market risk sources.

**Credit Risk**

A credit risk rating methodology has been developed to classify clients in a determined risk group, using coverage, business dynamics and management factors. Each group has an expected loss value associated. Initially, international parameters are in use and a methodology that includes change probabilities between ratings and asset value. Scenarios include non-payment risk, when recovery value depends on the collateral pledged. This work will be supplemented by sector studies to define specific critical parameters and correlation between sectors to calculate portfolio risk values. To implement these models, a historical database with financial information about CFV's clients is under development.

## 34. CORPORATE GOVERNANCE

**Board of Directors and Senior Management**

The Board of Directors and CFV's senior management are aware and duly informed about the Company's liabilities and risks, along with the structure and processes must be maintained during terms of office. At Board of Directors' meetings, attended by CFV's president and vice presidents, all risk issues are dealt with, policies and powers are defined, treasury and credit area limits are approved.

**Policy and Function Segregation**

Risk management policy is approved and issued by the Board of Directors and CFV's president to cover all corporate activity that has inherent risks. Policies are analyzed by the Board of Directors, the President's Committee and the Financial Risk Committee. The office of the Vice President of Credit Risk Management is responsible for analyzing and estimating different risks and for informing the president and Financial Risk Committee (ALCO).

**Report to the Board of Directors**

Following a risk analysis conducted by the Financial Risk Committee, monthly reports are submitted to the Board of Directors to establish the nature of various corporate risks.

**Technological Infrastructure**

Because of CFV's size and the range of changes in portfolio norms applicable in 2002, state-of-the-art technology is being implemented to provide adequate operations monitoring and to generate reliable data for decision making. With new hardware, software and systems, CFV can carry out ongoing scrutiny of all operations.

**Risk Measurement Methodology**

Existing methodologies identify and measure different risk types. Methods to assess the CFV Treasury as to risk for foreign currency operations and the market risk method, mentioned in Note 35, operate in the same fashion.

**Organizational Structure**

The risk control area is clearly defined in CFV's organizational chart. This area acts with complete independence from commercial and operations areas and reports directly to the Executive Vice President of the Corporation.

### Operations Verification

Adequate security mechanisms that CFV must demonstrate and verify, when applicable under specified conditions, are in place. The book recording of transactions is made quickly and reliably and entries are verified to avoid errors that might alter institutional results.

### Audit

The statutory audit and audit are fully aware of CFV's operations. In visits and verifications, recommendations have been made, which management has attended. Consequently, all transactions made between related individuals and entities are verified.

## 35. CONTINGENCIES

CFV is undertaking a criminal process at the 97 District Attorney's office in Cali for alleged felonies of falsity and fraud, due to the presentation for collection of three CDs (fixed-term certificates), apparently issued by the Company on corporate stationery on February 17, 1989, in the amount of Ps. 58.5 million each, for a total of Ps. 175.5 million. Since the securities were constituted at ten years with a fixed interest rate of thirty-two point sixteen percent (32.16%) capitalization every year, current value amounts to approximately Ps. 6,170 million. This value would correspond to the contingency value and, according to information available, a decision against the Corporation is unlikely.

Currently, there is a summary process for an action for revocation filed by the workers of Textiles el Cedro S.A. Principals allege that CFV must return Ps. 2,000,000 to the liquidation assets of Textiles el Cedro S.A. Most requested tests were exercised during this process. March 30, 2000, was the date fixed for a first-instance judgement pronouncement with possibilities of second-instance proceedings and an extraordinary appeal for annulment that could last at least two years. In 2000, a first ruling in favor of the workers of Textiles El Cedro S.A. was appealed by CFV, arguing in the second instance that the debts were past due. CFV adjusted the provision to Ps. 1,743,000.

In the Seventh Labor Court of the Cali District is an ordinary labor process filed by Luis Fernando Guzmán, a former employee, who alleges that CFV must readjust unfair dismissal indemnity payment, salaries reimbursement and social benefits unduly retained, deducted and compensated. Now in a probatory stage, the allegations are considered remote.

## 36. OTHER MATTERS OF NOTE

During 2001 and thereafter, but before the December 2001 financial statement was presented to the General Stockholders' Meeting, there were no economic facts that would have meant significant changes in CFV's financial structure and position.

## CFV Executive Officers

Alejandro Zaccour Urdinola
President

Oscar Campo Saavedra
Corporate Secretary

**Special Banking & Operations**
Harold Abadía Campo
Executive Vice President

**Investment Banking**
Gustavo Ramírez Galindo
Vice President

**Corporate Banking**
Mauricio Mejía Pardo
Executive Vice President

**Investment Portfolio**
Alvaro José Cruz Tawil
Vice President

**Treasury and Financial Trading**
Nicolás Borrero Angel
Vice President

**Administration**
Amalia Correa Young
Vice President

**Credit Risk Management**
Claudia Beatriz Betancourt Azcárate
Vice President

Diego Zuluaga Jaramillo
Director of Legal Department

## Regional Offices

**Bogotá**
Enrique Uribe Ortiz
Vice President

**Cali**
Andrés Mauricio Pardo Muñoz
Vice President

**Medellín**
Mauricio Aristizábal Jaramillo
Vice President

**Barranquilla**
Raúl Renowitzky Comas
Vice President

## Board Of Directors 2001 - 2002

President
Jorge Herrera Barona
President Fanalca S.A.

Vice President
Mario Scarpetta Gnecco
Portfolio Investor

### Principals

Alejandro Figueroa Jaramillo
President, Banco de Bogotá

Efraín Otero Alvarez
President, Banco de Occidente

Iván Felipe Mejía Cabal
President, Industrial Packaging S.A.

César González Muñoz
Financial Advisor

Santiago Madriñán de La Torre
Financial Advisor

Roberto Pizarro Mondragón
Executive Director
Cauca Valley Federation of Coffee Growers

Ariosto Manrique Herrera
Corporate Advisor

### Alternates

Carlos Arcesio Paz Bautista
General Manager, Harinera del Valle S.A.

Hernán Rincón Gómez
President, Banco Popular

Lilly Scarpetta Gnecco
Portfolio Investor

Consuelo Scarpetta Gnecco
Portfolio Investor

Camilo Soto Franky
Financial Advisor

Augusto Martínez Carreño
Financial Advisor

Carlos Alberto González Arboleda
Director of Cooperatives
National Federation of Coffee Growers

Edgar Antonio Corzo Ortega
Controller Central Castilla S.A.

Alvaro Correa Holguín
Portfolio Investor

## Acknowledgements

Project Leadership
Angela Vallejo Garcés
CFV Corporate Communications

Editorial Services
Camille Hardy
New York City

Graphic Design
McCann-Erickson
Cali

Photography
Richard Emblin, Black Star
Bogotá

Printing
Feriva
Cali

## Shareholder Information

Total shares outstanding as of December 31, 2001

| | |
|---|---|
| Common Stock | 56,725,353 |
| Nonvoting Preferred Stock | 9,298,994 |
| ADRs | 39,762 Shares |
| GDRs | 1,380,222 Shares |

CFV shares are listed on stock exchanges in Bogota, Cali and Medellin. Nonvoting preferred shares are Listed on the Luxembourg Stock Exchange. Non-voting preferred stock (ADRs and GDRs) is traded over-the-counter (OTC) under these symbols:

| | |
|---|---|
| ADRs in the Portal System | CFDVYP |
| GDRs in the SEAQ System | 004212487 |

Depositary Bank

Citibank N.A.
ADR Dept. of Issuer Service
111 Wall Street, 5th Floor
New York, NY 10043
Fax (212) 759-1649

Custodian and Representative
(For bearers of nonvoting preferred stock)

Cititrust S.A.
Carrera 9A, No. 99-02
Bogota, Colombia
Tel. (57-1) 618-4455
Fax (57-1) 618-2352

Contact for Additional Information

Oscar Campo Saavedra
CFV Corporate Secretary

Fax (57-2) 883-1766

Camille Hardy
The Altman Group
60 East 42 Street
New York, NY 10165
Tel. (212) 681-9600
Fax (212) 681-1383
E-mail camillhardy@aol.com

## CFV Offices

**Cali**

CFV Building
Calle 10, Nos. 4-47, Piso 23
Cali, Colombia

Telephone (57-2) 882-2692
Fax (57-2) 883-1766

Apartado 4902
Pasarela
Telephone (57-2) 667-7117
Unicentro
Telephone (57-2) 339-6482

**Bogota**

Carrera 7A, Nos 71-21
Pisos 8 & 9
Bogota, Colombia

Telephone (57-1) 376-5666
Fax (57-1) 317-3585
Apartado 14480
Chico
Telephone (57-1) 611-5900

**Medellin**

CFV Building
Calle 16 Sur, No. 43A-49
Medellin, Colombia

Telephone (57-4) 313-8844
Fax (57-4) 313-4690
Centro
Telephone (57-4) 251-5455

**Barranquilla**

Carrera 52, No. 74-56
Local 105, Office 803
Barranquilla, Colombia

Telephone (57-5) 356-1016
Fax (57-5) 356-2296

**Manizales**

Carrera 22, No. 20-43
Manizales, Colombia
Telephone (57-6) 897-3366
Fax (57-6) 882-3110

CORPORACION FINANCIERA DEL VALLE


Calle 10 #4-47, Piso 23

Cali, Colombia

Telephone (57-2) 882 2692

Fax (57-2) 883 1766

E-mail cfv@corfivalle.com.co

Home Page www.corfivalle.com.co